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MAPFRE

Madrid, 30 April 2008


08002610

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

Luigi Lubelli
Finance Director

QUARTERLY INFORMATION
(INTERIM DECLARATION OR QUARTERLY FINANCIAL REPORT)

QUARTER	First	YEAR	2008

END OF REPORTING PERIOD	31/03/2008

I. ISSUER IDENTIFICATION INFORMATION

Corporate name:	MAPFRE, S.A.	
Legal address:	Po. de Recoletos, 25, 28004 MADRID	TAX ID A/08055741

II. COMPLEMENTARY INFORMATION TO PREVIOUSLY RELEASED REGULATORY FILINGS

Explanation of the main changes with respect to previously filed quarterly information: (to be filled in only if changes have occurred)

III. INTERIM DECLARATION

OPERATING REVENUES AND FUNDS UNDER MANAGEMENT

Direct insurance and accepted reinsurance premiums written by the subsidiaries of the Company were €4,249.7 million in the first quarter of 2008, a 19.0% increase. Consolidated premiums totalled €4,052.4 million, a rise of 19.6%. Total operating revenues reached €5,083.8 million, including €104.7 million of new gross contributions to pension funds. The breakdown of these revenues by business line is shown in the following table

	3M 2008	3M 2007	Var.% 07/06
Companies operating mainly in Spain	**3,332.0**	**2,749.5**	21.2%
- Gross written and accepted premiums	2,670.5	2,243.4	19.0%
- Income from investments	492.6	363.5	35.5%
- Other revenues	168.9	142.6	18.4%
Companies operating mainly abroad	**1,605.2**	**1,280.5**	25.4%
- Gross written and accepted premiums	1,381.9	1,145.5	20.6%
- Income from investments	183.7	102.4	79.4%
- Other revenues	39.6	32.6	21.5%
Parent company	**107.3**	**10.7**	---
TOTAL REVENUES	**5,044.5**	**4,040.7**	24.8%
Consolidation adjustments and other companies	-65.4	-46.4	40.9%
TOTAL CONSOLIDATED REVENUES	**4,979.1**	**3,994.3**	24.7%
Gross contributions to pension funds	104.7	68.4	53.1%
TOTAL REVENUES FROM OPERATIONS	**5,083.8**	**4,062.7**	25.1%

Figures in million euros

In the first quarter of 2008, both the total cumulative and total consolidated revenues exceeded the figures for the previous year, having grown 24.8% and 24.7%, respectively, as a consequence of the following factors:

- Organic growth in premiums volumes.
- Consolidation into the accounts of the companies in which the Group has acquired a shareholding (BANKINTER VIDA, CCM VIDA Y PENSIONES

and GENEL SIGORTA) or absorbed (MUTUA VALENCIANA AUTOMOVILISTA) from the first half of 2007.

- Appreciation of the Euro against the US Dollar and some Latin American currencies, which has reduced the amount in Euros of the revenues coming from abroad.
- Notable increase in financial income arising from: the revenues generated by the operations connected with the reorganisation of the alliance with CAJA MADRID; the decrease in interest rates in the quarter (against a rise in the same period of the previous year), which has led to net positive gains from the adjustment in the market value of financial assets; and larger income from positive translation differences.

The following table shows the evolution of funds under management in Life assurance and Savings products:

	3M 2008	3M 2007	% Var. 08/07
Life assurance technical reserves	16,702.2	15,016.4	11.2%
Pension funds	3,024.1	1,498.6	101.8%
Mutual funds and managed portfolios	3,632.0	3,891.0	-6.7%
TOTAL	**23,358.4**	**20,406.0**	14.5%

Figures in million euros

Excluding the effect of the adjustments arising from the change in the value of the assets backing Life assurance technical reserves, funds under management would have grown 17.9%.

Spain

Direct insurance and accepted reinsurance premiums written by the companies that operate primarily in Spain reached €2,670.5 million, to which €104.7 million of new gross contributions to pension funds must be added, with the following breakdown by company:

	3M 2008	3M 2007	% Var. 08/07
MOTOR INSURANCE[1]	649.0	596.3	8.8%
GENERAL INSURANCE[1]	460.0	438.5	4.9%
HEALTH INSURANCE	469.4	424.5	10.6%
AGRICULTURAL & LIVESTOCK INSURANCE	59.2	57.1	3.7%
FAMILY DIVISION	**1,637.6**	**1,516.4**	**8.0%**
COMMERCIAL INSURANCE	424.1	416.2	1.9%
NON-LIFE INSURANCE IN SPAIN	**2,061.7**	**1,932.6**	**6.7%**
LIFE SAVINGS	602.3	323.5	86.2%
Agents channel	272.2	187.0	45.6%
Bank channel - CAJA MADRID	305.9	136.5	124.1%
Bank channel - Other[2]	24.2	---	---
LIFE PROTECTION	128.7	116.6	10.4%
Agents channel	81.0	81.9	-1.1%
Bank channel - CAJA MADRID	33.3	34.7	-4.0%
Bank channel - Other[2]	14.4	---	---
LIFE ASSURANCE IN SPAIN[1]	**731.0**	**440.1**	**66.1%**
TOTAL CUMULATIVE PREMIUMS	**2,792.7**	**2,372.7**	**17.7%**
Consolidation adjustments	-122.2	-129.2	-5.4%
TOTAL PREMIUMS[1]	**2,670.5**	**2,243.4**	**19.0%**
Gross contributions to pension funds	**104.7**	**68.4**	**53.1%**

Figures in million euros

(1) MAPFRE SEGUROS GENERALES' Motor Business in the Canary Islands is included in MAPFRE AUTOMÓVILES; and the branches in Portugal of MAPFRE VIDA and MAPFRE EMPRESAS are included in MAPFRE SEGUROS GERAIS.

(2) Includes BANKINTER VIDA and CCM VIDA Y PENSIONES, companies integrated on 30th June 2007.

The following aspects must be noted about the Family Division:

- The notable increase in Motor Insurance premiums corresponds to: a larger winning of new clients; a reduction in cancellations; and the inclusion of MUTUA VALENCIANA AUTOMOVILISTA (MVA). In the quarter, the number of vehicles insured recorded a net rise of 29,300.
- The development of premiums at the GENERAL INSURANCE OPERATING UNIT reflects sustained growth in Household (10.3%) and Multi-peril (8.6%) lines, and the slowdown in the sale of Burial insurance.

- The increase in premiums at MAPFRE CAJA SALUD has been driven mainly by the Health Assistance group business and by the Expense Reimbursement line.

The development of premiums at the COMMERCIAL INSURANCE OPERATING UNIT reflects: a lower demand from the construction sector; the depreciation of the US Dollar, which reduces the value of business written abroad; and the delay in the renewal of some contracts in the Global Risks line.

The notable increase in Life assurance premiums reflects:

- A larger issuance of savings premiums in the bank channel, due to the fact that this year CAJA MADRID's insurance campaign has been carried out in the first quarter, and in the agents channel, due to increased sales of single premium insurance.
- The winning of large corporate operations for €73.7 million.
- The consolidation of BANKINTER VIDA and CCM VIDA Y PENSIONES.
- The impact on the Life – Protection business of the lower volume of issuance of policies from large corporate clients and the reduction in the demand linked to mortgage loans at CAJA MADRID.

The following table shows the breakdown by company of premiums written through the agents and bank channels:

	AGENTS AND OTHER CHANNELS			BANK CHANNEL			TOTAL		
	3M 2008	3M 2007	Var. %	3M 2008	3M 2007	Var. %	3M 2008	3M 2007	Var. %
LIFE[1]	279.5	268.9	3.9%	377.8	171.2	120.7%	657.3	440.1	49.4%
MOTOR[2][3]	636.8	587.7	8.4%	12.2	8.6	41.9%	649.0	596.3	8.8%
GENERAL INSURANCE[2]	426.2	405.5	5.1%	33.8	33.0	2.4%	460.0	438.5	4.9%
AGRICULTURAL & LIVESTOCK	59.1	56.9	3.9%	0.1	0.2	-50.0%	59.2	57.1	3.7%
HEALTH	440.6	400.2	10.1%	28.8	24.3	18.5%	469.4	424.5	10.6%
COMMERCIAL INSURANCE[2]	417.7	407.0	2.6%	6.4	9.2	-30.4%	424.1	416.2	1.9%
NON-LIFE	1,980.4	1,857.4	6.6%	81.3	75.3	8.0%	2,061.7	1,932.6	6.7%
LIFE[1]									
MAPFRE VIDA - Large corporate operations							73.7	—	—
Consolidation adjustments							-122.2	-129.2	—
TOTAL[2]	2,259.9	2,126.3	6.3%	459.1	246.5	86.2%	2,670.5	2,243.4	19.0%

Figures in million euros

(1) Includes BANKINTER VIDA and CCM VIDA Y PENSIONES, which were integrated on 30th June 2007.

(2) MAPFRE SEGUROS GENERALES' Motor Business in the Canary Islands is included in MAPFRE AUTOMÓVILES; and the branches in Portugal of MAPFRE VIDA and MAPFRE EMPRESAS are included in MAPFRE SEGUROS GERAIS

(3) The 2008 figures for MAPFRE AUTOMÓVILES include the items corresponding to MVA.

Total revenues from business activities other than insurance reached €168.9 million, an increase of 18.4% over the previous year. Their breakdown by company is shown in the following table:

	3M 2008	3M 2007	% Var. 08/07
MAPFRE INVERSIÓN and subsidiaries	26.1	28.5	-8.4%
MAPFRE INMUEBLES	12.0	7.6	57.9%
MAPFRE QUAVITAE	30.6	28.9	5.9%
Other entities	100.2	77.6	29.1%
TOTAL	**168.9**	**142.6**	**18.4%**

Figures in million euros

The subsidiaries that operate in stockbroking, as well as mutual and pension fund management, which are grouped under MAPFRE INVERSIÓN, obtained revenues of €26.1 million, an 8.4% decrease over the first quarter of 2007. The volume of assets in mutual funds and managed portfolios stood at €3,632 million, equivalent to a 6.7% decrease, and assets managed in pension funds reached €1,574.2 million, a 5% rise.

The increase in item "Others" reflects primarily the growth in the business volume of the subsidiaries of MAPFRE AUTOMÓVILES operating in vehicle financing and dealerships.

International

Premiums written and accepted by the companies whose activity is primarily international evolved as follows:

	3M 2008	3M 2007	Var.% 08/07
Life	162.5	164.4	-1.2%
LATIN AMERICA[1]	153.2	155.1	-1.2%
OTHER COUNTRIES[2]	9.3	9.3	0.0%
Non-life	770.6	583.7	32.0%
LATIN AMERICA[1]	644.5	529.1	21.8%
OTHER COUNTRIES[2]	126.1	54.6	131.0%
DIRECT INSURANCE	**933.1**	**748.1**	**24.7%**
ACCEPTED REINSURANCE	438.6	374.6	17.1%
ASSISTANCE	85.3	76.6	11.4%
TOTAL CUMULATIVE PREMIUMS	**1,457.0**	**1,199.3**	**21.5%**
Consolidation adjustments	-75.1	-53.7	39.9%
TOTAL CONSOLIDATED PREMIUMS[3]	**1,381.9**	**1,145.5**	**20.6%**

Figures in million euros

(1) Includes the consolidated figures for holding companies MAPFRE AMÉRICA and MAPFRE AMÉRICA VIDA.

(2) Includes MAPFRE USA, MAPFRE INSULAR (the Philippines), GENEL SIGORTA (Turkey) and the businesses in Portugal.

The solid 16.6% increase in premiums at the AMERICA OPERATING UNIT (as a result of a 21.8% increase in Non-Life and a 1.2% decrease in Life) is the result of the excellent performance of Motor insurance in Brazil and Mexico, as well as of the business originated by Nossa Caixa. Growth in Brazil has been impacted by the non-renewal of some Group Life accounts.

The following table shows the growth rates of Direct Insurance premiums achieved in the various countries:

	PREMIUMS (LIFE AND NON-LIFE)			
COUNTRY	3M 2008	3M 2007	% 08/07	Local Currency % 08/07
BRAZIL[1]	**327.4**	280.7	16.6%	12.2%
VENEZUELA	**91.3**	76.1	20.0%	39.8%
MEXICO	**90.1**	79.3	13.6%	27.7%
ARGENTINA	**84.8**	73.7	15.1%	35.1%
PUERTO RICO	**62.6**	64.7	-3.2%	12.5%
OTHER COUNTRIES[2]	**141.5**	109.7	29.0%	---
AMÉRICA OPERATING UNIT	**797.7**	684.2	16.6%	---

Figures in million euros

(1) Figures for Brazil for 3M08 include premiums from MAPFRE NOSSA CAIXA of €39.0 million (€31.7 million in 3M07).

(2) Includes Chile, Colombia, the Dominican Republic, El Salvador, Paraguay, Peru and Uruguay.

In the accepted reinsurance business, MAPFRE RE and its subsidiaries recorded a consolidated volume of premiums of €438.6 million (€374.6 million in the first quarter of 2007), a 17.1% increase.

The total revenues (premiums and revenues from the sale of services) of MAPFRE ASISTENCIA and its subsidiaries reached €116.2 million, a 10.6% increase over the previous year. Of these, €85.3 million corresponded to written and accepted premiums, with an 11.4% rise, and €30.9 million to revenues from services, an 8.4% increase.

MAPFRE INTERNACIONAL obtained total premiums volume of €135.4 million, being of noteworthy mention:

- The business activities in Portugal (comprising MAPFRE SEGUROS GERAIS and the Life and Credit and Surety businesses), which booked premiums written of €54.7 million, equivalent to a 1.7% increase.
- The inclusion of GENEL SIGORTA (Turkey), consolidated since 30.9.2007, which contributed premiums of €69.2 million.

MANAGEMENT RATIOS

In Non-life lines, the consolidated combined ratio was 92.5%, against 93% the previous year. The development of the main management ratios is shown in the following table:

	RATIOS					
	EXPENSE RATIO[1]		LOSS RATIO[2]		COMBINED RATIO[3]	
COMPANY	3M2008	3M2007	3M2008	3M2007	3M2008	3M2007
MAPFRE S.A. consolidated	**23.0%**	23.5%	**69.5%**	69.5%	**92.5%**	93.0%
Companies operating primarily in Spain						
MOTOR INSURANCE OP. UNIT	**15.3%**	14.8%	**75.7%**	75.4%	**91.0%**	90.2%
GENERAL INSURANCE OP. UNIT	**22.3%**	24.2%	**65.2%**	64.0%	**87.5%**	88.2%
HEALTH	**16.4%**	15.5%	**79.1%**	78.3%	**95.5%**	93.8%
AGRICULTURAL AND LIVESTOCK	**20.7%**	21.9%	**76.9%**	77.5%	**97.6%**	99.4%
FAMILY DIVISION	**17.6%**	17.7%	**73.3%**	72.8%	**90.9%**	90.5%
COMMERCIAL INSURANCE OP. UNIT[4]	**15.9%**	13.7%	**60.4%**	64.8%	**76.3%**	78.5%
TOTAL NON-LIFE SPAIN	**17.4%**	17.3%	**71.7%**	71.9%	**89.1%**	89.2%
LIFE ASSURANCE OP. UNIT[5]	**0.9%**	0.9%				
Companies operating primarily abroad						
MAPFRE AMÉRICA	**35.9%**	35.8%	**66.6%**	66.0%	**102.5%**	101.8%
MAPFRE INTERNACIONAL	**17.8%**	29.9%	**78.4%**	72.8%	**96.2%**	102.7%
INT'L. DIRECT INSURANCE DIVISION	**33.6%**	35.3%	**68.1%**	66.6%	**101.7%**	101.9%
REINSURANCE	**29.0%**	34.2%	**62.2%**	63.2%	**91.2%**	97.4%
ASSISTANCE	**24.7%**	25.5%	**67.9%**	68.2%	**92.6%**	93.7%

(1) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures for the Non-life business.

(2) (Net claims incurred + variation of other technical reserves)/Net premiums earned. Figures for the Non-life business.

(3) Combined ratio = Expense ratio + Loss ratio. Figures for the Non-life business.

(4) Given their importance, the net revenues from the risk classification activities of the credit and surety business are added to the numerator of the expense ratio.

(5) Net operating expenses / average third party funds under management (annualised ratio). Figures for MAPFRE VIDA.

RESULTS

The net consolidated result (after tax) amounted to €383.8 million (€231.9 million for the quarter ended 31.3.2007), a 65.5% increase; and the net result attributable to the parent company (after minority interests) reached €286.3 million, a 68.7% increase.

The following table shows the sources and breakdown of results:

	3M 2008	3M 2007	% Var.
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	3,137.1	2,751.9	14.0%
Premiums earned, net of ceded and retroceded reinsurance	2,046.8	1,832.4	11.7%
Net claims incurred and variation in other technical provisions	-1,422.1	-1,274.4	11.6%
Operating expenses, net of reinsurance	-453.4	-415.0	9.3%
Other technical income and expenses	-17.4	-16.1	8.1%
Technical Result	**153.9**	**126.9**	**21.3%**
Net fin'l. income and other non-technical income and expenses	183.6	143.3	28.1%
Result of Non-life business	**337.5**	**270.2**	**24.9%**
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	915.3	637.0	43.7%
Premiums earned, net of ceded and retroceded reinsurance	846.6	554.1	52.8%
Net claims incurred and variation in other technical reserves	-898.2	-571.8	57.1%
Operating expenses, net of reinsurance	-107.1	-94.4	13.5%
Other technical income and expenses	-1.1	-4.6	-76.1%
Technical Result	**-159.8**	**-116.7**	**36.9%**
Net fin'l income and other non-technical income and expenses	264.0	165.0	60.0%
Unrealised gains and losses in Unit-Linked products	-9.2	2.2	—
Result of Life business	**95.0**	**50.5**	**88.1%**
OTHER BUSINESS ACTIVITIES			
Operating revenues	147.0	117.8	24.8%
Operating expenses	-131.6	-104.7	25.7%
Other revenues and expenses	57.0	-1.9	—
Results from other business activities	**72.4**	**11.2**	**—**
Result before tax and minority interests	**504.9**	**331.9**	**52.1%**
Taxes	-122.4	-100.0	22.4%
Result after tax	**382.5**	**231.9**	**64.9%**
Result after tax from discontinued operations	1.3	0.0	—
Result for the year	**383.8**	**231.9**	**65.5%**
Result attributable to minority shareholders	-97.5	-62.2	56.8%
Result attributable to the controlling Company	**286.3**	**169.7**	**68.7%**

Figures in million Euros

The net result attributable to the parent company includes gains of €71.9 million, after tax and minority interests, arising from the process of reorganisation of the alliance with CAJA MADRID. Excluding the aforementioned gains, it would amount to €214.4 million, a 26.3% increase over the first quarter of the previous year.

The contribution of the main Units and Companies to the consolidated results is shown in the following table:

	Net Result	Minority interests	**Contribution to consolidated result 3M 2008**	Contribution to consolidated result 3M 2007
INSURANCE ACTIVITIES				
MOTOR[1]	76.7		**76.7**	73.3
LIFE AND SAVINGS[2]	70.6	-34.6	**36.0**	18.3
GENERAL INSURANCE	38.3	-18.8	**19.5**	17.6
COMMERCIAL INSURANCE	36.0	-17.6	**18.4**	16.3
HEALTH	15.1	-7.4	**7.7**	2.9
AGRICULTURAL & LIVESTOCK	2.1		**2.1**	1.7
OTHER ACTIVITIES				
MAPFRE INMUEBLES	1.0		**1.0**	0.3
MAPFRE QUAVITAE	-0.7	0.3	**-0.4**	0.0
BANCO DE S.F. CAJA MADRID - MAPFRE			**2.0**	1.2
Other companies and consolidation adjustments			**1.7**	-0.9
COMPANIES OPERATING MAINLY IN SPAIN			**164.7**	130.7
MAPFRE AMÉRICA	18.2	-2.0	**16.2**	17.6
MAPFRE AMÉRICA VIDA	1.1	-0.1	**1.0**	1.6
MAPFRE RE	25.1	-2.1	**23.0**	19.3
ASSISTANCE OPERATING UNIT	4.1		**4.1**	1.6
MAPFRE INTERNACIONAL[3]	16.9		**16.9**	2.7
COMPANIES OPERATING MAINLY ABROAD			**61.2**	42.8
Other companies and consolidation adjustments			**60.4**	-3.8
MAPFRE S.A.[1]			**286.3**	169.7

Figures in million euros

1) The 2008 figures for MAPFRE AUTOMÓVILES include the items corresponding to MVA.

2) Includes BANKINTER VIDA and CCM VIDA Y PENSIONES.

3) Includes MAPFRE USA, MAPFRE INSULAR (the Philippines), GENEL SIGORTA (Turkey) and the businesses in Portugal.

BALANCE SHEET

The consolidated balance sheet is shown in the following table:

	3M 2008	31/12/2007	3M 2007	% 08/07	% 3M 08 / 3M 07
ASSETS					
Goodwill	1,019.2	1,016.9	611.1	0.2%	66.8%
Fixed assets	375.6	371.1	235.0	1.2%	59.8%
Investments, real estate and cash	28,717.8	29,137.7	26,347.4	-1.4%	9.0%
Partic. by reins. in technical reserves	2,394.9	2,146.1	1,837.6	11.6%	30.3%
Other assets	5,864.0	4,955.1	5,523.2	18.3%	6.2%
TOTAL ASSETS	**38,371.5**	**37,626.9**	**34,554.3**	**2.0%**	**11.0%**
LIABILITIES					
Shareholders' Equity	4,003.5	4,331.4	3,975.2	-7.6%	0.7%
Minority interests	1,093.6	1,283.0	1,139.9	-14.8%	-4.1%
Debt	1,641.3	1,519.1	820.6	8.0%	100.0%
Technical reserves	27,544.3	26,781.8	24,775.6	2.8%	11.2%
- Life assurance reserves	16,391.5	16,584.3	15,083.0	-1.2%	8.7%
- Other technical reserves	11,152.8	10,197.5	9,692.6	9.4%	15.1%
Reserves for risks and expenses	270.3	315.0	211.9	-14.2%	27.6%
Other liabilities	3,818.5	3,396.6	3,631.1	12.4%	5.2%
TOTAL LIABILITIES	**38,371.5**	**37,626.9**	**34,554.3**	**2.0%**	**11.0%**

Figures in million euros

Total assets under management, including mutual and pension funds, amounted to €45,027.6 million (€39,943.9 million at the close of the previous year), an increase of 12.7%.

EQUITY

The net consolidated equity stood at €5,097.1 million, compared to €5,115.1 million as at 31.3.2007. Of said amount, €1,093.6 million corresponded to minority interests in subsidiaries. Consolidated equity per share amounted to €1.76 at the end of the first quarter of 2008 (€1.75 as at 31.3.2007).

The variation in net equity during the year is shown in the following table:

	2008	2007
BALANCE AS AT PRIOR YEAR END	**5,614.4**	**5,054.2**
Additions and deductions accounted for directly in equity		
Investments available for sale	-165.2	-168.0
Translation adjustments	-86.3	1.0
Shadow accounting	13.0	98.0
TOTAL	-238.5	-69.0
Result for the period	383.8	231.9
Distribution of previous year's result	-187.4	-113.8
Interim dividend for the year	0.0	0.0
Other items	-475.3	11.8
BALANCE AS AT 31/3	**5,097.1**	**5,115.1**

Figures in million euros

The variation in the consolidated equity during the first quarter reflects:

- A decrease in the market value of investments, due to the volatility in the financial markets, reflected in items "Deductions from investments available for sale" and "Additions for shadow accounting".
- The increase in negative translation adjustments, caused primarily by the depreciation of the US Dollar, of some Latin American currencies and of the Turkish Lira.

The decrease that appears under "Other items" is due fundamentally to the acquisition of a shareholding in MAPFRE – CAJA MADRID HOLDING, which has led to a €273.5 million decrease in minority interests and has generated goodwill of €190.8 million, which reduced the consolidated reserves. This effect will be substantially compensated by additional positive amounts that will be recorded by the end of the reorganisation process once the capital increase has been carried out.

ACQUISITIONS, PROJECTS AND DISPOSALS

During the first quarter of the year, the following operations were carried out within the framework of the process aimed at defining the new structure of the alliance with CAJA MADRID:

- Undertaken by the Group's Parent Company:

  - Acquisition of a shareholding in MAPFRE – CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS through the payment of €464.3 million.
  - Sale to CORPORACIÓN FINANCIERA CAJA MADRID of the holdings in GESMADRID, CAJA MADRID BOLSA and CAJA MADRID PENSIONES, for a price of €114.4 million.
  - Sale to MAPFRE INTERNACIONAL of the shareholding in SOCIETÀ CATTOLICA DI ASSICURAZIONE (Italy), for a price of €60 million.

- Undertaken by MAPFRE VIDA:

  - Sale to CORPORACIÓN FINANCIERA CAJA MADRID of a shareholding in MAPFRE – CAJA MADRID VIDA for a price of €33.2 million.

Overall, the net amount of the investments made by holding company MAPFRE S.A. totalled €290.5 million, as shown in the following table:

Company	Investments	Loans	Total
MAPFRE – CAJA MADRID HOLDING	464.3	---	464.3
CAJA MADRID BOLSA, CAJA MADRID PENSIONES, GESMADRID	(114.4)	---	(114.4)
SOCIETÀ CATTOLICA DI ASSICURAZIONE	(60.0)	---	(60.0)
Other	1.5	(0.9)	0.6
TOTAL	291.4	(0.9)	290.5

Funding

The investments detailed above were paid for with available excess cash and with the drawdown of credit lines.

HUMAN RESOURCES

The number of employees at the end of the first quarter of the year and its breakdown by line of business is shown in the following table:

	3M 2008	3M 2007	Var.
Insurance companies	21,527	22,012	-2.2%
Other businesses	9,240	6,895	+34.0%
TOTAL	30,767	28,907	+6.4%

At the end of the first quarter 2008, there were 16,400 employees in Spain and 14,367 abroad (16,169 and 12,738, respectively, as at 31.3.2007).

First quarter results 2008

Presentation for investors and analysts

25th April 2008



MAPFRE

75 YEARS

N° 2008 - 7


MAPFRE
75
YEARS

- **Key highlights**
- Consolidated financial information
- Business development
- Appendix
- Calendar and contacts



Summary



MAPFRE
75
YEARS

A solid start to the year

Revenues	4,979.1	+24.7%
Premiums	4,052.4	+19.6%
Funds under management	23,358.4	+14.5%
Non-life combined ratio	92.5%	-0.5p.p.

Million Euros

Has resulted in ...

A net result of €286.3 million (+68.7%) → Quarterly EPS of €[illegible] cents



Results have maintained an excellent trend





Attributable result

169.7 → +68.7% → 286.3

169.7 → +26.3% → 214.4

	3M 2007	3M 2008
Recurrent	169.7	214.4
Extraordinary		71.9
Total	169.7	286.3

Recurrent Extraordinary

Million Euros

Earnings per share


+68.7%
12.58
7.46
+26.3%
3.16
7.46
9.42
3M 2007
3M 2008
Recurrent
Extraordinary
Euro cents

Key figures

MAPFRE 75 YEARS

	3M 2008	3M 2007	% 08/07
Results			
[illegible]	**4,052.4**	3,388.9	19.6%
[illegible]	**3,137.1**	2,751.9	14.0%
[illegible]	**915.3**	637.0	43.7%
[illegible]	**286.3**	169.7	68.7%
[illegible]	**12.58**	7.46	68.7%
Balance sheet			
[illegible]	**38,371.5**	34,554.3	11.0%
[illegible]	**23,358.4**	20,406.0	14.5%
[illegible]	**4,003.5**	3,975.2	0.7%
[illegible]	**1,641.3**	820.6	100.0%
Ratios			
[illegible]	**69.5%**	69.5%	
[illegible]	**23.0%**	23.5%	
[illegible]	**92.5%**	93.0%	
[illegible]	**0.9%**	0.9%	
[illegible]	**21.2%**	16.5%	
Employees	**30,767**	**28,907**	**6.4%**

1) Includes: Life technical reserves, mutual and pension funds.
2) Ratios calculated over net premiums earned.
3) Net operating expenses / average third party funds under management (annualised ratio). Figures for MAPFRE VIDA.
4) In this document the quarterly *ROE* is calculated by dividing the sum of the net profits for the last four quarters, by the average equity at the beginning and the end of the period.

Million Euros




MAPFRE
75
YEARS

- Key highlights
- **Consolidated financial information**
- Business development
- Appendix
- Calendar and contacts



Geographical breakdown of premiums and results


MAPFRE


75
YEARS

Premiums(1)


Life (Abroad) 3.8%
Reinsurance 10.3%
Life (Spain) 17.2%
Non-life (Spain) 48.5%
Non-life (Abroad) 20.2%

Results(2)


Other businesses/ Holding 22.6%
Life (Abroad) 0.3%
Reinsurance 8.0%
Life (Spain) 12.6%
Non-life (Spain) 43.5%
Non-life (Abroad) 13,0%

1) Aggregate figures
2) Consolidated figures

Premiums grow at all units



MAPFRE
75 YEARS

Change in premiums € million		Premiums € Mn.	% Var.
LIFE ASSURANCE	290.9	731.0	+66.1%
AMERICA OP. UNIT	113.5	797.7	+16.6%
MAPFRE INTERNACIONAL	71.5	135.4	+111.9%
MAPFRE RE	64.0	438.6	+17.1%
MOTOR INSURANCE	52.7	649.0	+8.8%
HEALTH INSURANCE	44.9	469.4	+10.6%
GENERAL INSURANCE	21.5	460.0	+4.9%
MAPFRE ASISTENCIA	8.7	85.3	+11.4%
COMMERCIAL INSURANCE	7.9	424.1	+1.9%
AGRICULTURAL & LIVESTOCK	2.1	59.2	+3.7%

Million Euros



Breakdown of premiums by distribution channel in Spain



MAPFRE
75 YEARS

Agents and other channels
353.2
1,980.4
2,333.6
+31.3%
+6.6%
+9.8%
LIFE
NON-LIFE
TOTAL
Bank channels
377.8
81.3
459.1
+120.7%
+8.0%
+86.2%
LIFE
NON-LIFE
TOTAL




Key operating figures

Change in Non-life underwriting result (€ million)		Non-life combined ratio (%) 31.3.08	31.3.07
MAPFRE RE	16.4	91.2	97.4
COMMERCIAL INSURANCE	7.3	76.3	78.5
GENERAL INSURANCE OP. UNIT	5.6	87.5	88.2
MAPFRE INTERNACIONAL	2.4	96.2	102.7
MAPFRE ASISTENCIA	1.1	92.6	93.7
AGRICULTURAL & LIVESTOCK	0.9	97.6	99.4
HEALTH INSURANCE	-1.3	95.5	93.8
MOTOR INSURANCE	-2.8	91.0	90.2
AMÉRICA OP. UNIT	-4.7	102.5	101.8



Development of Non-life results


MAPFRE
75
YEARS

Non-life Account

	3M 2008	3M 2007	% 08/07
Gross written and accepted premiums	3,137.1	2,751.9	14.0%
Underwriting result	153.9	126.9	21.3%
Net financial and other non-technical income	183.6	143.3	28.1%
Loss ratio(1)	69.5%	69.5%	
Expense ratio(1)	23.0%	23.5%	



Million Euros

1) Ratios as a % of net premiums earned

Key points

- Premiums growth was driven mainly by Latin America, Reinsurance, Health insurance and the integration of GENEL SIGORTA and MUTUA VALENCIANA AUTOMOVILISTA (MVA).
- The expense ratio has declined mainly due to the reductions at the Reinsurance Unit and the Family Division.
- The variation in Net financial income includes a gain of €16.9 million, before tax and minority interests, at MAPFRE CAJA SALUD and the effect of the integration of GENEL SIGORTA.



Development of Life results

MAPFRE 75 YEARS

Life Account

	3M 2008	3M 2007	% 08/07
Gross written and accepted premiums	915.3	637.0	43.7%
Underwriting and financial result	104.2	48.3	115.7%
Unrealised result from Unit-Linked products	-9.2	2.2	---

Million Euros

Key points

- The notable growth in premiums mainly reflects a larger issuance of Life-Savings business and the winning of large corporate operation in Spain.

- The increase in results reflects:
  - a gain of €32.6 million arising from the operation linked to the reorganisation of the alliance with CAJA MADRID that has a direct impact on the results of MAPFRE VIDA;
  - the strong rise in profitability of the Brazilian business;
  - the integration of BANKINTER VIDA, CCM VIDA Y PENSIONES and GENEL SIGORTA.



Development of results from Other Business Activities


MAPFRE
75
YEARS

Other Business Activities

	3M 2008	3M 2007	% 08/07
Operating revenues	147.0	117.8	24.8%
Operating expenses	-131.6	-104.7	25.7%
Net financial income	53.2	-6.3	---
Results from minority interests	3.9	4.4	-11.4%
Other net revenues	-0.1	0.0	---

Million Euros



Key points

- The notable increase in the result from Other Business Activities mainly reflects a realisation gain of €72.4 million, contained in "Net financial income", arising from the operations linked to the reorganisation of the alliance with CAJA MADRID that have a direct impact on the results of MAPFRE S.A.



Key operating figures


MAPFRE


75
YEARS

Change in net results € million		Net results € Mn.	% Var.
LIFE ASSURANCE	34.8	70.6	+97.2%
MAPFRE INTERNACIONAL	14.2	16.9	+525.9%
HEALTH INSURANCE	9.5	15.1	+169.6%
COMMERCIAL INSURANCE	4.1	36.0	+12.9%
GENERAL INSURANCE	3.7	38.3	+10.7%
MOTOR INSURANCE	3.4	76.7	+4.6%
MAPFRE RE	3.1	25.1	+14.1%
MAPFRE ASISTENCIA	2.5	4.1	+156.3%
AGRICULTURAL & LIVESTOCK	0.4	2.1	+23.5%
AMERICA OP. UNIT	-2.3	19.3	-10.6%

Results


MAPFRE
75
YEARS

	3M 2008	3M 2007	% 08/07
Result before tax and minority interests	**504.9**	**331.9**	**52.1%**
Taxes	-122.4	-100.0	22.4%
Result after tax	**382.5**	**231.9**	**64.9%**
Result after tax from discontinued operations	1.3	0.0	---
Result for the year	**383.8**	**231.9**	**65.5%**
Result attributable to minority shareholders	-97.5	-62.2	56.8%

Million Euros

Key highlights

- The variation in taxes reflects the reduction in corporate tax rate in Spain; the extraordinary results recognised in the quarter; and the strong growth in results from Brazil, where the tax rate is 40%.
- The result from discontinued operations mainly reflects the profit obtained from the sale of VIAJES MAPFRE.



Balance sheet


MAPFRE


75
YEARS

Balance Sheet

	3M 2008	31/12/2007	3M 2007
Goodwill	1,019.2	1,016.9	611.1
Fixed assets	375.6	371.1	235.0
Investments, real estate and cash	28,717.8	29,137.7	26,347.4
Participation by reinsurance in technical reserves	2,394.9	2,146.1	1,837.6
Other assets	5,864.0	4,955.1	5,523.2
Shareholders' Equity	4,003.5	4,331.4	3,975.2
Minority interests	1,093.6	1,283.0	1,139.9
Debt	1,641.3	1,519.1	820.6
Technical reserves	27,544.3	26,781.8	24,775.6
- Life assurance reserves	16,391.5	16,584.3	15,083.0
- Other technical reserves	11,152.8	10,197.5	9,692.6
Reserves for risks and expenses	270.3	315.0	211.9
Other liabilities	3,818.5	3,396.6	3,631.1

Million Euros

Key points

- The following differences appear with respect to the close of the previous year.
  - A decrease in item "Investments, real estate and cash", which is due primarily to the impact of financial markets volatility on the value of the assets.
  - An increase in debt, coming mainly from the subsidiaries of MAPFRE AUTOMÓVILES operating in vehicle financing and dealerships.



Statement of change in consolidated equity


MAPFRE
75
YEARS

	2008	2007
Additions and deductions accounted for directly in equity		
Investments available for sale	-165.2	-168.0
Translation adjustments	-86.3	1.0
Shadow accounting	13.0	98.0
TOTAL	-238.5	-69.0
Result for the period	383.8	231.9
Distribution of previous year's result	-187.4	-113.8
Interim dividend for the year	0.0	0.0
Other items	-475.3	11.8

Million Euros

Key points

- The variation in the consolidated equity during the first quarter reflects:
  - A decrease in the market value of investments, due to the volatility in the financial markets, reflected in items "Deductions from investments available for sale" and "Additions for shadow accounting".
  - The increase in negative translation adjustments, caused primarily by the depreciation of the US Dollar, of some Latin American currencies and of the Turkish Lira.
- The decrease that appears under "Other items" is due fundamentally to the acquisition of a shareholding in MAPFRE – CAJA MADRID HOLDING, which has led to a €273.5 million decrease in minority interests and has generated goodwill of €190.8 million, which reduced the consolidated reserves. This effect will be substantially compensated by additional positive amounts that will be recorded by the end of the reorganisation process once the capital increase has been carried out.




MAPFRE
75
YEARS

- Key highlights
- Consolidated financial information
- **Business development**
- Appendix
- Calendar and contacts



Motor insurance operating unit


MAPFRE
75 YEARS

Business activity indicators

	3M 2007	Change	3M 2008
Gross written and accepted premiums	596.3	+8.8%	649.0
Underwriting result	56.9	-4.9%	54.1
Net financial income	38.5	+42.9%	55.0
Net result	73.3	+4.6%	76.7

Million Euros

Profitability indicators


Combined Ratio
+0.8 p.p.
90.2%
91.0%
+0.5 p.p.
+0.3 p.p.
75.4%
75.7%
3M 2007
3M 2008
Loss ratio
Expense ratio
ROE
-2.2 p.p.
36.0%
33.8%
3M 2007
3M 2008

Motor insurance operating unit: key highlights of first quarter results


MAPFRE


75
YEARS

Growth in premiums

Variation in the combined ratio

Net financial income

General insurance operating unit


MAPFRE
75
YEARS

Business activity indicators


Gross written and accepted premiums
438.5
233.8
204.7
+4.9%
460.0
253.8
206.1
Other
Burial
3M 2007
3M 2008
Underwriting result
30.3
+18.5%
35.9
3M 2007
3M 2008
Net financial income
19.0
-12.6%
16.6
3M 2007
3M 2008
Net result
34.6
+10.7%
38.3
3M 2007
3M 2008

Million Euros

Profitability indicators

Combined Ratio

	3M 2007	Change	3M 2008
Combined Ratio	88.2%	-0.7 p.p.	87.5%
Expense ratio		-1.9 p.p.	
Loss ratio	64.0%	+1.2 p.p	65.2%

■ Loss ratio ◻ Expense ratio

ROE

	3M 2007	Change	3M 2008
ROE	38.1%	+12.3p.p.	50.4%

Business development
Nº 2008 - 7

General insurance operating unit: key highlights of first quarter results


MAPFRE

75
YEARS

- Growth in premiums
- Loss experience
- Expense ratio
- Net financial income



Commercial insurance operating unit

MAPFRE 75 YEARS

Business activity indicators

Gross written and accepted premiums

	3M 2007	3M 2008
C & S	42.7	49.8
G. Risks	185.4	161.3
Industrial	188.1	213.0
Total	416.2	424.1

+1.9%

Underwriting result

3M 2007	3M 2008
28.0	35.3

+26.1%

Net financial income

3M 2007	3M 2008
18.6	12.6

-32.3%

Net result

3M 2007	3M 2008
31.9	36.0

+12.9%

Million Euros

Profitability indicators

Combined Ratio

	3M 2007	3M 2008
Combined ratio	78.5%	76.3%
Loss ratio	64.8%	60.4%

-2.2 p.p. / +2.2 p.p. / -4.4 p.p.

■ Loss ratio ▫ Expense ratio

ROE

3M 2007	3M 2008
27.1%	23.8%

-3.3 p.p.



Commercial insurance operating unit: key highlights of first quarter results

MAPFRE 75 YEARS

Growth in premiums

Loss experience

Expenses ratio

Net financial income

Non-life business in Spain: Key operating figures


MAPFRE
75
YEARS

- The following table shows the development of the key operating figures of the Units and Companies grouped under the FAMILY DIVISION and the COMMERCIAL INSURANCE OPERATING UNIT:

	Revenues	% Var.	Net result	% Var.	Expense ratio[1]		Combined ratio[1]	
					3M 2008	3M 2007	3M 2008	3M 2007
FAMILY DIVISION	**1,844.4**	10.7%	**132.2**	14.7%	**17.6%**	17.7%	**90.9%**	90.5%
MOTOR[2][3]	**793.9**	12.6%	**76.7**	4.6%	**15.3%**	14.8%	**91.0%**	90.2%
GENERAL INSURANCE[2]	**495.4**	5.7%	**38.3**	10.7%	**22.3%**	24.2%	**87.5%**	88.2%
HEALTH	**491.8**	13.9%	**15.1**	169.6%	**16.4%**	15.5%	**95.5%**	93.8%
AGRICULTURAL & LIVESTOCK	**63.4**	4.1%	**2.1**	23.5%	**20.7%**	21.9%	**97.6%**	99.4%
COMMERCIAL INSURANCE[2]	**461.3**	2.1%	**36.0**	12.9%	**15.9%**	13.7%	**76.3%**	78.5%

1) Ratios as a % of net premiums earned.
2) MAPFRE SEGUROS GENERALES' Motor Business in the Canary Islands is included in MAPFRE AUTOMÓVILES; and the branches in Portugal of MAPFRE VIDA and MAPFRE EMPRESAS are included in MAPFRE SEGUROS GERAIS.
3) Figures for the MOTOR INSURANCE OPERATING UNIT in 2008 include the items corresponding to MVA.

Million Euros




MAPFRE


75
YEARS

Life assurance operating unit

Business activity indicators


Gross written and accepted premiums
+66.1%
440.1
731.0
3M 2007
3M 2008
Underwriting and financial result
+116.4%
36.5
79.0
3M 2007
3M 2008




Net result
+97.2%
35.8
70.6
3M 2007
3M 2008

Million Euros

Profitability indicators


ROE
+2.5 p.p.
21.2%
23.7%
3M 2007
3M 2008

Life assurance operating unit: key highlights of first quarter results

MAPFRE 75 YEARS

Growth in premiums

Growth in funds under management



Life assurance operating unit: Breakdown of premiums[1]


MAPFRE


75
YEARS

By type of premium

	3M 2008	3M 2007	% 08/07
- Agents and other channels	80.3	89.7	-10.5%
- Bank channel - CAJA MADRID	6.3	7.1	-11.3%
- Bank channel - Other[2]	8.5	—	—
- Agents and other channels	191.9	97.3	97.2%
- Bank channel - CAJA MADRID	299.6	129.4	131.5%
- Bank channel - Other[2]	15.7	—	—
- Agents and other channels	81.0	81.9	-1.1%
- Bank channel - CAJA MADRID	33.3	34.7	-4.0%
- Bank channel - Other[2]	14.4	—	—
Agents and other channels	353.2	268.9	31.3%
Bank channel	377.8	171.2	120.7%

Million Euros

By distribution channel


Agents channel and others 48.3%
Bank channels 51.7%

1) Figures do not include the agency in Portugal, which is included in MAPFRE SEGUROS GERAIS.
2) Includes BANKINTER VIDA and CCM VIDA Y PENSIONES, companies consolidated from 30.6.2007.

Life assurance operating unit: Breakdown of funds under management[1]





	3M 2008	3M 2007	% 08/07
- Agents channel and others	3,829.7	4,011.1	-4.5%
- Bank channel - CAJA MADRID	345.2	363.0	-4.9%
- Bank channel - Other[2]	180.5	—	—
- Agents channel and others	5,108.2	4,705.8	8.6%
- Bank channel - CAJA MADRID	4,351.4	4,789.2	-9.1%
- Bank channel - Other[2]	1,055.3	—	—
- Agents channel and others	43.6	38.3	13.8%
- Bank channel - CAJA MADRID	197.8	153.6	28.8%
- Bank channel - Other[2]	7.9	—	—
- Agents channel and others	248.5	227.9	9.0%
- Bank channel - CAJA MADRID	125.2	111.1	12.7%
- Bank channel - Other[2]	35.2	—	—
> MAPFRE INVERSIÓN	1,574.2	1,498.6	5.0%
- Individual system	1,385.2	1,325.5	4.5%
- Employers' system	189.0	173.1	9.2%
> Other[2]	1,449.9	—	—

Million Euros

1) Figures do not include the agency in Portugal, which is included in MAPFRE SEGUROS GERAIS.
2) Includes BANKINTER VIDA and CCM VIDA Y PENSIONES, companies consolidated from 30.6.2007.

Life assurance operating unit: Change in funds under management(1)


MAPFRE
75
YEARS

Million Euros

	3M 2008	3M 2007
IFRS technical reserves (2)	**-202.0**	**-53.3**
> Variation under Spanish GAAP (3)	-208.2	110.3
- Agents channel and others	78.3	75.5
- Bank channel - CAJA MADRID	-207.6	34.8
- Bank channel - Other(4)	-78.9	—
Pension funds	**-131.0**	**5.4**
> Net sales	3.6	-2.7
- Agents channel and others	-0.4	-2.7
- Bank channel - Other(4)	4.0	—
Mutual funds and managed portfolios	**-406.0**	**113.7**
> Net sales	-146.5	-38.2

Figures exclude the items corresponding to the branch in Portugal, included in MAPFRE SEGUROS GERAIS.

1) Accumulated variation versus the prior year end. Excludes the variation in shareholders' equity over the same period
2) Includes the effect of shadow accounting, a requirement of IFRS, which adjusts technical reserves for variations in interest rates.
3) Variation of technical reserves for each year calculated under PCEA (Spanish GAAP).
4) Includes BANKINTER VIDA and CCM VIDA Y PENSIONES, companies consolidated from 30.6.2007.




MAPFRE
75 YEARS

America operating unit

Business activity indicators


Gross written and accepted premiums
684.2
+16.6%
797.7
3M 2007
3M 2008
Underwriting and financial result
31.3
+10.2%
34.5
3M 2007
3M 2008
Gross result
30.0
+11.3%
33.4
3M 2007
3M 2008
Net result
21.6
-10.6%
19.3
3M 2007
3M 2008
Million Euros

Profitability indicators

Combined Ratio

	3M 2007	3M 2008	Change
Combined ratio	101.8%	102.5%	+0.7 p.p.
Expense ratio			+0.1 p.p.
Loss ratio	66.0%	66.6%	+0.6 p.p.

■ Loss ratio ▫ Expense ratio

ROE

	3M 2007	3M 2008	Change
ROE	10.4%	9.7%	-0.7 p.p.

2Q07: €120mn capital increase

America operating unit: key highlights of first quarter results


MAPFRE


75
YEARS

Growth in premiums

Underwriting result

Financial result

Net result



America operating unit: Premiums and results by country


MAPFRE
75 YEARS

COUNTRY	PREMIUMS				RESULTS [1]			
	3M 2008	3M 2007	% 08/07	Local Currency % 08/07	3M 2008	3M 2007	% 08/07	Local Currency % 08/07
BRAZIL[2]	**327.4**	280.7	16.6%	12.2%	**19.5**	13.1	48.9%	43.4%
VENEZUELA	**91.3**	76.1	20.0%	39.8%	**5.2**	6.9	-24.6%	-12.4%
MEXICO	**90.1**	79.3	13.6%	27.7%	**4.0**	2.6	53.8%	72.9%
ARGENTINA	**84.8**	73.7	15.1%	35.1%	**2.6**	2.5	4.0%	19.9%
PUERTO RICO	**62.6**	64.7	-3.2%	12.5%	**3.3**	2.7	22.2%	41.3%
OTHER COUNTRIES [3]	**141.5**	109.7	29.0%	—	**2.0**	1.1	81.8%	—
Holding and consolidation adjustments	—	—	—	—	**-3.2**	1.1	—	—

Key events of the first quarter

- The reduction in the results from Venezuela is due mainly to the introduction of a tax on bank payments, which has resulted in an additional expense of €3 million in the quarter.
- The moderate growth rate of results in Argentina reflects higher provisions for Workers' Compensation as a result of a regulatory change, the effects of which were already noted in the second half of 2007.

1) Before taxes and minority interests.
2) Figures for Brazil for the first quarter 2008 include the following data for MAPFRE NOSSA CAIXA: premiums: €39.0 million (€31.7 million in 3M07); result before taxes and minority interests €9.7 million (€3.3 million in 3M07).
3) Includes Chile, Colombia, El Salvador, Paraguay, Peru, the Dominican Republic and Uruguay.

Million Euros



MAPFRE RE

MAPFRE 75 YEARS

Business activity indicators



Gross written and accepted premiums
374.6
32.3
342.3
+17.1%
438.6
32.6
406.0
Life
Non-life
3M 2007
3M 2008
Underwriting result
10.8
+161.1%
28.2
3M 2007
3M 2008
Financial result
23.3
-63.1%
8.6
3M 2007
3M 2008
Net result
22.0
+14.1%
25.1
3M 2007
3M 2008

Million Euros

Profitability indicators



Combined Ratio
-6.2pp
97.4%
91.2%
-5.2pp
-1.0p.p
63.2%
62.2%
3M 2007
3M 2008
Loss ratio
Expense ratio
ROE
+0.7pp
12.3%
13.0%
3M 2007
3M 2008

MAPFRE RE

- Growth in premiums
- Loss experience
- Expense ratio
- Financial result




MAPFRE
75
YEARS

- Key highlights
- Consolidated financial information
- Business development
- **Appendix**
- Calendar and contacts



Current organisational chart


MAPFRE
75
YEARS

MAPFRE S.A.

51% MAPFRE - CAJA MADRID HOLDING

100% MAPFRE VIDA / MAPFRE INVERSIÓN / MAPFRE VIDA PENSIONES

100% MAPFRE EMPRESAS

100% MAPFRE CAUCIÓN Y CRÉDITO

FAMILY DIVISION

100% MAPFRE SEGUROS GENERALES

100% MAPFRE AUTO-MÓVILES

100% MAPFRE CAJA SALUD

100% MAPFRE AGRO-PECUARIA

INTERNATIONAL DIRECT INSURANCE DIVISION

89% MAPFRE AMÉRICA

87.6% MAPFRE AMÉRICA VIDA

100% MAPFRE INTER-NACIONAL

91.5% MAPFRE RE

100% MAPFRE ASISTENCIA

100% MAPFRE INMUEBLES

57% MAPFRE QUAVITAE

49% BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE

INSURANCE IN SPAIN

INSURANCE ABROAD

OTHER BUSINESSES

Expected organisational chart


MAPFRE
75
YEARS


MAPFRE S.A.
100%
MAPFRE FAMILIAR(1)
100%
MAPFRE VIDA
100%
MAPFRE EMPRESAS
88.8%
MAPFRE AMÉRICA(1)
87.5%
MAPFRE INTER-NACIONAL
INTERNATIONAL DIRECT INSURANCE DIVISION
91.5%
MAPFRE RE
100%
MAPFRE ASISTENCIA
OTHER BUSINESSES
INSURANCE IN SPAIN
INSURANCE ABROAD



1) Estimated shareholding



Key quarterly consolidated figures[1]

	1Q 2006	2Q 2006	3Q 2006	4Q 2006	1Q 2007	2Q 2007	3Q 2007	4Q 2007	1Q 2008
Non-life gross written and accepted premiums	2,673.4	2,057.0	1,954.6	1,767.2	2,751.9	2,249.5	2,057.4	2,233.7	3,137.1
Life gross written and accepted premiums	648.9	598.7	446.3	786.6	637.0	738.5	933.4	709.1	915.3
Total gross written and accepted premiums	3,322.3	2,655.7	2,400.9	2,553.8	3,388.9	2,988.0	2,990.8	2,942.8	4,052.4
Net result	154.9	145.6	156.1	153.6	169.7	165.9	169.6	225.9	286.3
Earnings per share (Euro cents)	6.81	6.40	6.86	6.75	7.46	7.29	7.45	9.93	12.58

Million Euros

1) Figures for 2007 are pro forma and have been prepared in compliance with legal requirements, purely for comparative purposes on the basis of the consolidated financial statements of MAPFRE S.A. at the close of 2006 and the financial statements at the same data of those companies which were included into its scope of consolidation in January 2007.



Consolidated income statement

MAPFRE 75 YEARS

	3M 2008	3M 2007	% 08/07
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	3,137.1	2,751.9	14.0%
Premiums earned, net of ceded and retroceded reinsurance	2,046.8	1,832.4	11.7%
Net claims incurred and variation in other technical provisions	-1,422.1	-1,274.4	11.6%
Operating expenses, net of reinsurance	-453.4	-415.0	9.3%
Other technical income and expenses	-17.4	-16.1	8.1%
Technical Result	**153.9**	**126.9**	**21.3%**
Net fin'l. income and other non-technical income and expenses	183.6	143.3	28.1%
Result of Non-life business	[illegible]	[illegible]	[illegible]
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	915.3	637.0	43.7%
Premiums earned, net of ceded and retroceded reinsurance	846.6	554.1	52.8%
Net claims incurred and variation in other technical provisions	-898.2	-571.8	57.1%
Operating expenses, net of reinsurance	-107.1	-94.4	13.5%
Other technical income and expenses	-1.1	-4.6	-76.1%
Technical Result	**-159.8**	**-116.7**	**36.9%**
Net financial income and other non-technical income	264.0	165.0	60.0%
Unrealised gains and losses in Unit-Linked products	-9.2	2.2	—
Result of Life business	[illegible]	[illegible]	[illegible]
OTHER BUSINESS ACTIVITIES			
Operating income	147.0	117.8	24.8%
Operating expenses	-131.6	-104.7	25.7%
Other income and expenses	57.0	-1.9	—
Results from other business activities	[illegible]	[illegible]	[illegible]
Result before tax and minority interests	**504.9**	**331.9**	**52.1%**
Taxes	-122.4	-100.0	22.4%
Result after tax	**382.5**	**231.9**	**64.9%**
Result after tax from discontinued operations	1.3	0.0	—
Result for the year	**383.8**	**231.9**	**65.5%**
Result attributable to minority shareholders	-97.5	-62.2	56.8%
Result attributable to the controlling Company	[illegible]	[illegible]	[illegible]

Non-life loss ratio[1]	69.5%	69.5%
Non-life expense ratio[1]	23.0%	23.5%
Non-life combined ratio[1]	[illegible]	[illegible]

Million Euros



1) Ratios as a % of net premiums earned.

Profit breakdown by units and companies



MAPFRE
75 YEARS

	Net Result	Minority interests	Contribution to consolidated result 3M 2008 € Million	%	Contribution to consolidated result 3M 2007 € Million	%
INSURANCE ACTIVITIES						
MOTOR[1]	76.7		**76.7**	26.8%	73.3	43.2%
LIFE AND SAVINGS[2]	70.6	-34.6	**36.0**	12.6%	18.3	10.8%
GENERAL INSURANCE	38.3	-18.8	**19.5**	6.8%	17.6	10.4%
COMMERCIAL INSURANCE	36.0	-17.6	**18.4**	6.4%	16.3	9.6%
HEALTH	15.1	-7.4	**7.7**	2.7%	2.9	1.7%
AGRICULTURAL & LIVESTOCK	2.1		**2.1**	0.7%	1.7	1.0%
OTHER ACTIVITIES						
MAPFRE INMUEBLES	1.0		**1.0**	0.3%	0.3	0.1%
MAPFRE QUAVITAE	-0.7	0.3	**-0.4**	-0.1%	0.0	0.0%
BANCO DE S.F. CAJA MADRID - MAPFRE			**2.0**	0.7%	1.2	0.7%
MAPFRE AMÉRICA	18.2	-2.0	**16.2**	5.7%	17.6	10.4%
MAPFRE AMÉRICA VIDA	1.1	-0.1	**1.0**	0.3%	1.6	0.9%
MAPFRE RE	25.1	-2.1	**23.0**	8.0%	19.3	11.4%
ASSISTANCE OPERATING UNIT	4.1		**4.1**	1.4%	1.6	1.0%
MAPFRE INTERNACIONAL[3]	16.9		**16.9**	5.9%	2.7	1.6%
Other companies and consolidation adjustments			**60.4**	21.1%	-3.8	-2.2%

1) The 2008 figures for the MOTOR insurance business include the items corresponding to MVA.
2) Includes BANKINTER VIDA and CCM VIDA Y PENSIONES.
3) Includes MAPFRE USA, MAPFRE INSULAR (the Philippines), GENEL SIGORTA and the business in Portugal.

Million Euros

Expense and loss ratio by units and companies




COMPANY	RATIOS					
	EXPENSE RATIO(1)		LOSS RATIO(2)		COMBINED RATIO(3)	
	3M2008	3M2007	3M2008	3M2007	3M2008	3M2007
MOTOR INSURANCE OP. UNIT	**15.3%**	14.8%	**75.7%**	75.4%	**91.0%**	90.2%
GENERAL INSURANCE OP. UNIT	**22.3%**	24.2%	**65.2%**	64.0%	**87.5%**	88.2%
HEALTH	**16.4%**	15.5%	**79.1%**	78.3%	**95.5%**	93.8%
AGRICULTURAL AND LIVESTOCK	**20.7%**	21.9%	**76.9%**	77.5%	**97.6%**	99.4%
FAMILY DIVISION	**17.6%**	17.7%	**73.3%**	72.8%	**90.9%**	90.5%
COMMERCIAL INSURANCE OP. UNIT(4)	**15.9%**	13.7%	**60.4%**	64.8%	**76.3%**	78.5%
TOTAL NON-LIFE SPAIN	**17.4%**	17.3%	**71.7%**	71.9%	**89.1%**	89.2%
LIFE ASSURANCE OP. UNIT(5)	**0.9%**	0.9%	**0.0%**	0.0%	**0.0%**	0.0%
MAPFRE AMÉRICA	**35.9%**	35.8%	**66.6%**	66.0%	**102.5%**	101.8%
MAPFRE INTERNACIONAL	**17.8%**	29.9%	**78.4%**	72.8%	**96.2%**	102.7%
INT'L. DIRECT INSURANCE DIVISION	**33.6%**	35.3%	**68.1%**	66.6%	**101.7%**	101.9%
REINSURANCE	**29.0%**	34.2%	**62.2%**	63.2%	**91.2%**	97.4%
ASSISTANCE	**24.7%**	25.5%	**67.9%**	68.2%	**92.6%**	93.7%

1) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures for the Non-life business.
2) (Net claims incurred + variation of other technical reserves)/Net premiums earned. Figures for the Non-life business.
3) Combined ratio = Expense ratio + Loss ratio. Figures for the Non-life business.
4) Given their importance, the net revenues from the risk classification activities of the credit and surety business are added to the numerator of the expense ratio.
5) Net operating expenses / average third party funds under management (annualised ratio). Figures for MAPFRE VIDA.



Breakdown of equity by units and companies


MAPFRE
75
YEARS

	3M2008		3M2007			
	Share of		Share of		% Var.	
	Controlling shareholder	Minorities	Controlling shareholder	Minorities	Controlling shareholder	Minorities
MAPFRE AUTOMÓVILES	967.2	13.7	905.4	—	6.8%	—
MAPFRE AGROPECUARIA	122.5	—	128.8	—	-4.9%	—
MAPFRE VIDA	422.7	406.2	339.4	326.1	24.5%	24.6%
MAPFRE SEGUROS GENERALES	163.5	157.0	143.2	137.5	14.2%	14.2%
MAPFRE EMPRESAS	208.1	200.0	179.7	172.6	15.8%	15.9%
MAPFRE CAJA SALUD	73.2	70.4	65.2	62.6	12.3%	12.5%
MAPFRE AMÉRICA	824.9	102.0	732.8	90.6	12.6%	12.6%
MAPFRE AMÉRICA VIDA	152.2	21.6	79.4	10.8	91.7%	100.0%
MAPFRE RE	680.4	63.2	580.8	79.2	17.1%	-20.2%
MAPFRE ASISTENCIA	115.4	—	107.0	—	7.9%	—
MAPFRE INTERNACIONAL	329.0	47.3	122.8	—	167.9%	—
OTHER COMPANIES[1]	189.3	20.8	230.8	21.0	-18.0%	-1.0%

1) Includes MAPFRE INMUEBLES, MAPFRE QUAVITAE, MAPFRE INTERNACIONAL, DETECTAR and FANCY.

Million Euros



MAPFRE 75 YEARS

- Key highlights
- Consolidated financial information
- Business development
- Appendix
- **Calendar and contacts**



Provisional for 2008


MAPFRE
75 YEARS

Date	Location	Event
25-Apr-08	Madrid	▪ Release of first quarter 2008 interim results
28-Apr-08	Madrid	▪ Analysts' presentation, first quarter 2008 interim results
28-Apr-08	London	▪ Analysts' presentation, first quarter 2008 interim results
24-Jul-08	Madrid	▪ Release of first half 2008 results ▪ Analysts' presentation, first half 2008 results
30-Oct-08	Madrid	▪ Release of third quarter 2008 interim results ▪ Analysts' presentation, third quarter 2008 interim results
31-Oct-08	London	▪ Analysts' presentation, third quarter interim results

Dates are indicative and are subject to change.



Investor Relations Department


MAPFRE


75
YEARS

Luigi Lubelli	Finance Director	+34-91-581-6071
Jesús Amadori Carrillo		+34-91-581-2086
Alberto Fernández-Sanguino		+34-91-581-2255
Beatriz Izard Pereda		+34-91-581-2061
Antonio Triguero Sánchez		+34-91-581-5211
Marisa Godino Alvarez	Assistant	+34-91-581-2985

MAPFRE S.A.
Investor Relations Department
Carretera de Pozuelo, nº 52
28220 Majadahonda
relacionesconinversores@mapfre.com


MAPFRE
75
YEARS

Disclaimer

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the evolution of the insurance market and of the economic environment in general in those countries where the Company operates; changes in the legal framework; changes in monetary policy; circumstances which may affect the competitiveness of insurance products and services; changes in the underlying tendencies on which the mortality and morbidity tables used in Life and Health insurance are based; frequency and severity of claims insured, with respect to reinsurance and general insurance, as well as to life assurance; variations in interest rates and exchange rates; risks associated with the use of derivative instruments; the impact of future acquisitions.

MAPFRE S.A. does not undertake to update or revise periodically the content of this document.



Nº 2008 - 7

First quarter results 2008

Financial supplement

25th April 2008


MAPFRE
75
YEARS

Nº 2008 - 8

Operating Companies and Units
Key figures


MAPFRE
75
YEARS

MOTOR INSURANCE OPERATING UNIT[1]

	3M 2008	3M 2007	% 08/07
Gross written and accepted premiums	**649.0**	596.3	8.8%
Net premiums earned	**603.0**	582.9	3.4%
Underwriting result	**54.1**	56.9	-4.9%
Net financial income	**55.0**	38.5	42.9%
Other business activities	**-3.0**	1.5	—
Other non-technical results	**2.4**	7.7	-68.8%
Gross result[1]	**108.5**	104.6	3.7%
Net result	**76.7**	73.3	4.6%
Investments	**2,643.2**	2,512.2	5.2%
Technical reserves	**2,653.9**	2,490.7	6.6%
Equity	**980.9**	905.4	8.3%
Non-life loss ratio[2]	**75.7%**	75.4%	
Non-life expense ratio[2]	**15.3%**	14.8%	
Non-life combined ratio[2]	**91.0%**	90.2%	
ROE	**33.8%**	36.0%	

1) The 2008 figures for MAPFRE AUTOMÓVILES includes the items corresponding to MVA.
2) Before taxes and minority interests.
3) Ratios as a % of net premiums earned.

GENERAL INSURANCE OPERATING UNIT

	3M 2008	3M 2007	% 08/07
Gross written and accepted premiums	**460.0**	438.5	4.9%
- Burial insurance	**206.1**	204.7	0.7%
- Other business lines	**253.8**	233.8	8.6%
Net premiums earned	**285.9**	265.4	7.7%
Underwriting result	**35.9**	30.3	18.5%
Net financial income	**16.6**	19.0	-12.6%
Other business activities	**0.9**	0.0	—
Other non-technical results	**1.6**	1.7	-5.9%
Gross result [1]	**54.9**	51.0	7.6%
Net result	**38.3**	34.6	10.7%
Investments	**1,158.4**	1,111.8	4.2%
Technical reserves	**1,408.5**	1,301.6	8.2%
Shareholders' equity	**320.5**	280.8	14.1%
Non-life loss ratio[2]	**65.2%**	64.0%	
Non-life expense ratio[2]	**22.3%**	24.2%	
Non-life combined ratio[2]	**87.5%**	88.2%	
ROE	**50.4%**	38.1%	

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.

Million Euros



Operating Companies and Units
Key figures


MAPFRE
75
YEARS

MAPFRE AGROPECUARIA

	3M 2008	3M 2007	% 08/07
Gross written and accepted premiums	**59.2**	57.1	3.7%
Net premiums earned	**51.3**	50.1	2.4%
Underwriting result	**1.2**	0.3	—
Net financial income	**2.1**	2.6	-19.2%
Other business activities	**0.0**	0.0	—
Other non-technical results	**-0.4**	-0.4	0.0%
Gross result [1]	**2.9**	2.5	16.0%
Net result	**2.1**	1.7	23.5%
Investments	**187.1**	210.1	-10.9%
Technical reserves	**183.3**	163.8	11.9%
Shareholders' equity	**122.5**	128.8	-4.9%
Non-life loss ratio[2]	**76.9%**	77.5%	
Non-life expense ratio[2]	**20.7%**	21.9%	
Non-life combined ratio[2]	**97.6%**	99.4%	
ROE	**12.5%**	18.4%	

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.

MAPFRE CAJA SALUD

	3M 2008	3M 2007	% 08/07
Gross written and accepted premiums	**469.4**	424.5	10.6%
- Agency network[1]	**440.6**	400.2	10.1%
- Bank network	**28.8**	24.3	18.5%
Net premiums earned	**115.3**	105.1	9.7%
Underwriting result	**5.2**	6.5	-20.0%
Net financial income	**18.4**	3.0	—
Other business activities	**-1.6**	-1.4	14.3%
Other non-technical results	**-0.1**	0.2	-150.0%
Gross result [2]	**21.9**	8.3	163.9%
Net result	**15.1**	5.6	169.6%
Investments	**154.9**	87.8	76.4%
Technical reserves	**452.3**	406.4	11.3%
Shareholders' equity	**143.6**	127.8	12.4%
Non-life loss ratio[3]	**79.1%**	78.3%	
Non-life expense ratio[3]	**16.4%**	15.5%	
Non-life combined ratio[3]	**95.5%**	93.8%	
ROE	**20.7%**	16.4%	

1) Includes brokers.
2) Before taxes and minority interests.
3) Ratio as a % of net premiums earned.

Million Euros







Operating Companies and Units
Key figures

MAPFRE EMPRESAS

	3M 2008	3M 2007	% 08/07
Gross written and accepted premiums	**424.1**	416.2	1.9%
- Industrial business	**213.0**	188.1	13.2%
- Global Risks	**161.3**	185.4	-13.0%
- Credit and Surety business	**49.8**	42.7	16.6%
Net premiums earned	**149.0**	130.0	14.6%
Underwriting result	**35.3**	28.0	26.1%
Net financial income	**12.6**	18.6	-32.3%
Other business activities	**-0.8**	-0.4	100.0%
Other non-technical results	**4.6**	0.9	—
Gross result (1)	**51.6**	47.1	9.6%
Net result	**36.0**	31.9	12.9%
Investments	**1,443.4**	1,206.3	19.7%
Technical reserves	**2,681.6**	2,361.0	13.6%
Shareholders' equity	**408.1**	352.3	15.8%
Non-life loss ratio(2)	**60.4%**	64.8%	
Non-life expense ratio(2)	**15.9%**	13.7%	
Non-life combined ratio(2)	**76.3%**	78.5%	
ROE	**23.8%**	27.1%	

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.

MAPFRE VIDA

	3M 2008	3M 2007	% 08/07
Technical Reserves Spanish GAAP	**15,065.2**	13,420.3	12.3%
IFRS adjustments	**463.3**	979.7	-52.7%
Technical Reserves IFRS	**15,528.5**	14,400.0	7.8%
Mutual Funds and managed portfolios	**3,632.0**	3,891.0	-6.7%
Pension Funds	**3,024.1**	1,498.6	101.8%
Third-party funds under management			
IFRS	**22,184.6**	19,789.6	12.1%
Spanish GAAP	**21,721.3**	18,809.9	15.5%
Gross written and accepted premiums	**731.0**	440.1	66.1%
Net premiums earned	**665.6**	426.5	56.1%
Underwriting and financial result	**79.0**	36.5	116.4%
Other business activities	**17.3**	15.9	8.8%
Other non technical results	**0.0**	0.0	—
Gross result (1)	**96.3**	52.4	83.8%
Net result	**70.6**	35.8	97.2%
Investments	**16,724.7**	15,319.2	9.2%
Shareholders' equity	**828.9**	665.5	24.6%
Expense Ratio(2)	**0.9%**	0.9%	
ROE	**23.7%**	21.2%	

1) Before taxes and minority interests.
2) Net operating expenses / average third-party funds under management (annualised ratio).

Million Euros





Operating Companies and Units
Key figures

MAPFRE RE

	3M 2008	3M 2007	% 08/07
Gross written and accepted premiums	**438.6**	374.6	17.1%
- of which Life premiums	**32.6**	32.3	0.9%
Net premiums earned	**278.7**	238.9	16.7%
Underwriting result	**28.2**	10.8	161.1%
Net financial income	**8.6**	23.3	-63.1%
Other business activities	**0.0**	0.0	—
Other non-technical results	**-1.0**	-0.8	25.0%
Gross result [1]	**35.8**	33.3	7.5%
Net result	**25.1**	22.0	14.1%
Investments	**1,966.7**	1,805.8	8.9%
Technical reserves	**1,850.2**	1,698.2	9.0%
Shareholders' equity	**743.6**	660.0	12.7%
Non-life loss ratio[2]	**62.2%**	63.2%	
Non-life expense ratio[2]	**29.0%**	34.2%	
Non-life combined ratio[2]	**91.2%**	97.4%	
ROE	**13.0%**	12.3%	

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.



AMÉRICA OPERATING UNIT

	3M 2008	3M 2007	% 07/06
Gross written and accepted premium:	**114.2**	123.4	-7.5%
Net premiums earned	**113.2**	121.2	-6.6%
Underwriting and financial result	**3.2**	3.3	-3.0%
Other business activities	**0.0**	0.0	—
Other non-technical results	**0.3**	0.1	200.0%
Gross result [1]	**3.4**	3.4	—
Net result	**1.1**	1.8	-38.9%
Investments	**668.8**	515.5	29.7%
Technical reserves	**572.7**	480.9	19.1%
Shareholders' equity	**173.8**	90.2	92.7%
ROE	**8.7%**	11.1%	

1) Before taxes and minority interests.

Millones de euros




MAPFRE


75
YEARS

MAPFRE AMÉRICA

	3M 2008	3M 2007	% 07/06
Gross written and accepted premium	**683.5**	560.8	21.9%
Net premiums earned	**489.7**	419.4	16.8%
Underwriting result	**-4.6**	-5.2	11.5%
Net financial income	**35.9**	33.2	8.1%
Other business activities	**0.0**	0.0	—
Other non-technical results	**-1.3**	-1.3	—
Gross result [1]	**30.0**	26.6	12.8%
Net result	**18.2**	19.8	-8.1%
Investments	**1,627.3**	1,473.0	10.5%
Technical reserves	**2,027.4**	1,545.8	31.2%
Shareholders' equity	**926.9**	823.4	12.6%
Non-life loss ratio[2]	**66.6%**	66.0%	
Non-life expense ratio[2]	**35.9%**	35.8%	
Non-life combined ratio[2]	**102.5%**	101.8%	
ROE	**9.8%**	10.3%	

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.

MAPFRE AMÉRICA VIDA

	3M 2008	3M 2007	% 07/06
Gross written and accepted premiums	**114.2**	123.4	-7.5%
Net premiums earned	**113.2**	121.2	-6.6%
Underwriting and financial result	**3.2**	3.3	-3.0%
Other business activities	**0.0**	0.0	—
Other non-technical results	**0.3**	0.1	200.0%
Gross result [1]	**3.4**	3.4	—
Net result	**1.1**	1.8	-38.9%
Investments	**668.8**	515.5	29.7%
Technical reserves	**572.7**	480.9	19.1%
Shareholders' equity	**173.8**	90.2	92.7%
ROE	**8.7%**	11.1%	

1) Before taxes and minority interests.

Million Euros





Operating Companies and Units
Key figures

MAPFRE

75 YEARS

MAPFRE INTERNACIONAL

	3M 2008	3M 2007	% 08/07
Gross written and accepted premium	**135.4**	63.9	111.9%
Net premiums earned	**72.7**	37.1	96.0%
Underwriting result	**-9.4**	-1.6	—
Net financial income	**36.8**	5.7	—
Other business activities	**-1.0**	-0.4	150.0%
Other non-technical results	**-0.2**	0.0	—
Gross result[2]	**26.2**	3.7	—
Net result	**16.9**	2.7	—
Investments	**735.6**	428.2	71.8%
Technical reserves	**445.7**	375.1	18.8%
Shareholders' equity	**329.0**	122.8	167.9%
Non-life loss ratio[3]	**78.4%**	72.8%	
Non-life expense ratio[3]	**17.8%**	29.9%	
Non-life combined ratio[3]	**96.2%**	102.7%	
ROE	**13.9%**	—	

1) Figures shown for MAPFRE INTERNACIONAL include in both years the items corresponding to MAPFRE SEGUROS GERAIS and to the branches in Portugal of MAPFRE VIDA and MAPFRE EMPRESAS, which will be transferred to it in 2008. They also include the items corresponding to the first quarter of 2008 of GENEL SIGORTA, a subsidiary of MAPFRE S.A. managed by MAPFRE INTERNACIONAL.
2) Before taxes and minority interests.
3) Ratios as a % of net premiums earned.

GENEL SIGORTA

	3M 2008
Gross written and accepted premiums	**69.2**
- Life	**2.1**
Net premiums earned	**37.4**
Underwriting result	**-9.5**
Net financial income	**32.8**
Other business activities	**0.0**
Other non-technical results	**-0.2**
Gross result[2]	**23.1**
Net result	**18.4**
Investments	**284.9**
Technical reserves	**234.4**
Shareholders' Equity	**213.6**
Non-life loss ratio[3]	**86.0%**
Non-life expense ratio[3]	**10.5%**
Non-life combined ratio[3]	**96.5%**
ROE	—

1) GENEL SIGORTA is a subsidiary of MAPFRE S.A. managed by MAPFRE INTERNACIONAL.
2) Before taxes and minority interests.
3) Ratios as a % of net premiums earned.

Million Euros





Operating Companies and Units
Key figures

MAPFRE ASISTENCIA

	3M 2008	3M 2007	% 07/06
Operating income	**116.2**	105.1	10.6%
- Gross written and accepted premiums	**85.3**	76.6	11.4%
- Other income	**30.9**	28.5	8.4%
Net premiums earned	**68.1**	61.9	10.0%
Underwriting result	**5.0**	3.9	28.2%
Net financial income	**-0.1**	0.6	-116.7%
Other business activities	**-0.9**	-1.9	-52.6%
Other non-technical results	**0.0**	0.0	—
Gross result (1)	**4.1**	2.6	57.7%
Net result	**4.1**	1.6	156.3%
Investments	**47.9**	48.2	-0.6%
Technical reserves	**197.6**	169.5	16.6%
Shareholders' equity	**115.4**	107.0	7.9%
Non-life loss ratio(2)	**67.9%**	68.2%	
Non-life expense ratio(2)	**24.7%**	25.5%	
Non-life combined ratio(2)	**92.6%**	93.7%	
ROE	**9.0%**	10.2%	

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.

MAPFRE QUAVITAE

	3M 2008	3M 2007	% 08/07
Operating revenues	**30.6**	28.8	6.3%
EBIT	**-0.1**	0.9	-111.1%
Total financial income	**-0.7**	-0.5	40.0%
Gross result(2)	**-0.7**	0.3	—
Net result	**-0.7**	0.0	—
Financial debt	**49.2**	55.4	-11.2%
Shareholders' equity	**48.1**	48.5	-0.8%
Residential centres	**19**	20	-5.0%
Residential places	**2,648**	2,875	-7.9%
Day-centres	**27**	27	—
Day-centres places	**1,109**	1,099	0.9%
Teleassistance users	**20,066**	59,036	-66.0%
Home assistance users	**13,026**	10,470	24.4%

1) MAPFRE QUAVITAE forms part of and is managed by the ASSISTANCE OPERATING UNIT, although MAPFRE controls the majority of its share capital.
2) Before taxes and minority interests.

Million Euros



Operating Companies and Units
Key figures


MAPFRE

75
YEARS

BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE

	3M 2008	3M 2007	% 08/07
Net interest income	**33.4**	25.2	32.5%
Ordinary revenues	**33.0**	25.8	27.9%
Operating profits	**19.5**	14.4	35.4%
Provisions	**-12.3**	-10.2	20.6%
Gross result[1]	**6.9**	4.6	50.0%
Net result	**4.0**	2.5	60.0%
Lending portfolio (net)	**6,279.2**	4,807.4	30.6%
Shareholders' equity	**458.0**	376.0	21.8%
Cost/income ratio[2]	**39.1%**	42.8%	
NPL ratio	**2.5%**	1.9%	
Coverage ratio	**90.3%**	119.8%	
BIS ratio	**9.2%**	9.4%	

1) Before taxes and minority interests.
2) Operating expenses/ Operating revenues.

MAPFRE INMUEBLES

	3M 2008	3M 2007	% 08/07
Operating revenues	**11.9**	7.5	58.7%
EBIT	**7.0**	3.8	84.2%
Net financial income	**-5.6**	-3.4	64.7%
Gross result[1]	**1.4**	0.4	—
Net result	**1.0**	0.3	—
Stock	**688.8**	562.6	22.4%
Debt	**467.0**	310.1	50.6%
Shareholders' equity	**156.3**	142.1	10.0%
Real estate units under construction	**463.0**	172.0	169.2%
Land (buildable floor space, thousand m^2)	**524.6**	404.5	29.7%
Floor space - under construction (thousand m	**55.6**	51.9	7.1%
ROE	**11.4%**	7.3%	

1) Before taxes and minority interests.

Million Euros



Key figures of other subsidiaries[1]

MAPFRE 75 YEARS

	Ordinary revenues		Gross result		Net result	
	3M 2008	3M 2007	3M 2008	3M 2007	3M 2008	3M 2007
EQUITY ACCOUNTED						
GESMADRID	**1.7**	2.2	**0.7**	1.3	**0.5**	0.9
CAJA MADRID PENSIONES	**1.5**	1.4	**0.8**	0.8	**0.6**	0.5
CAJA MADRID BOLSA	**2.0**	3.5	**0.9**	2.4	**0.6**	1.6

1) Adjusted by the percentage of ownership.

Million Euros



Disclaimer

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the evolution of the insurance market and of the economic environment in general in those countries where the Company operates; changes in the legal framework; changes in monetary policy; circumstances which may affect the competitiveness of insurance products and services; changes in the underlying tendencies on which the mortality and morbidity tables used in Life and Health insurance are based; frequency and severity of claims insured, with respect to reinsurance and general insurance, as well as to life assurance; variations in interest rates and exchange rates; risks associated with the use of derivative instruments; the impact of future acquisitions.

MAPFRE S.A. does not undertake to update or revise periodically the content of this document.



PRESS RELEASE


MAPFRE
75
YEARS

MAPFRE COMMENCES ITS 75th ANNIVERSARY WITH EXCELLENT RESULTS

FIRST QUARTER ATTRIBUTABLE RESULTS INCREASED 68.7% TO €286.3 MILLION

TOTAL REVENUES ROSE 24.7% TO NEARLY €5,000 MILLION

- **Premiums in the Spanish businesses grew 17.7% to €2,792.7 million, with noteworthy rises in the Motor (8.8%) and Health (10.6%) insurance lines.**

- **Premiums from Abroad grew to €1,457.0million, a 21.5% increase over 2007.**

MAPFRE's Board of Directors, in its meeting held in Istanbul (Turkey), has today approved the results of the first quarter 2008, during which time the Group has achieved a Result before tax and minority interests of €504.9 million, an increase of 52.1% over the same period last year, while the Attributable result rose 68.7% to €286.3 million. These figures do not yet reflect the effects of the integration of MAPFRE-CAJA MADRID HOLDING, which had been approved at the Shareholders' Meeting held on 8th March and which will be completed in the coming days. However, they include an extraordinary gain of €71.9 million (after tax and minority interests), arising from the transfer of certain assets to CAJA MADRID, within the framework of the reorganisation of the alliance with said entity.

Excluding these operations, the net result would have grown to €214.4 million, an increase of 26.3%. These figures confirm the excellent development of the Group's operating results, supported by a Non-life combined ratio of 92.5%, versus 93% in the first quarter of 2007.



It is worth noting the growth of the consolidated revenues (24.7%), which amounted to €4,979.1 million. Direct insurance and accepted reinsurance premiums were €4,052.4 million, a rise of 19.6%, thanks to organic growth and also the consolidation of BANKINTER VIDA, CCM VIDA Y PENSIONES, and GENEL SIGORTA.

Premiums in Spain increased 17.7% to €2,792.7 million, being of noteworthy mention the following:

- The FAMILY DIVISION (which comprises of the Motor, General, Health and Agricultural & Livestock lines) increased premiums by 8.0% to €1,637.6 million during the quarter, with significant increases in the Motor (8.8% and 29,300 more vehicles insured during the quarter), Household (10.3%), Multiperil (8.6%) and Health (10.6%) insurance lines.

- The LIFE OPERATING UNIT recorded growth of 66.1% to €731 million. Funds under management in Life and Savings products reached €22,184.6 million, an increase of 12.1% over the first quarter of 2007.

- Premiums at the COMMERCIAL INSURANCE OPERATING UNIT grew 1.9% to €424.1 million, reflecting the lower demand from the construction sector and the depreciation of the US Dollar, which reduces the value of business written abroad.

The International business contributed €1,457.0 million in premiums to the Group, a 21.5% rise over the first quarter 2007, with the following noteworthy figures:

- Premiums from the AMÉRICAS OPERATING UNIT amounted to €797.7 million, a 16.6% rise over the first quarter 2007.

- MAPFRE RE recorded gross written and accepted premiums of €438.6 million, a 17.1% increase.

- The ASSISTANCE OPERATING UNIT achieved a 10.6% rise, to €116.2 million.


MAPFRE
75
YEARS

The Board's meeting in Istanbul has permitted its Directors to have a first hand knowledge and contact with personnel from GENEL SIGORTA, the Turkish insurance company acquired in 2007, which has achieved in the first quarter premiums of €69.2 million and net result of €18.4 million.

MAPFRE's Chairman, Mr. José Manuel Martínez, has highlighted during his visit to Turkey the Group's move into this market, "whose potential will be developed strongly during the coming years". He emphasised that "we value highly having started our operations in Turkey with a local group, like GENEL SIGORTA, and trust that our experience and business culture will contribute to the development of the country's insurance market, through new products and services".

Furthermore, it is worth noting that the proposed acquisition by MAPFRE of THE COMMERCE GROUP is progressing according to plan. It is estimated that this transaction will be finalised during the second quarter of the year, once the relevant authorisations from the supervisors in the USA have been received.

Any interested party may follow, via the corporate web page (www.mapfre.com), the webcast that will be held today in English at 12:00 (CET) in English.



Annex: Tables

1. Summary of the Consolidated Income Statement

ITEMS	€ million		% Var.
	3M 2008	3M 2007	08 / 07
NON–LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	3,137.1	2,751.9	14.0
Result of the Non-life business	**337.5**	**270.2**	**24.9**
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	915.3	637.0	43.7
Result of the Life business	**95.0**	**50.5**	**88.1**
Result of the Other Business Activities	**72.4**	**11.2**	**—**
RESULT BEFORE TAX AND MINORITY INTERESTS	**504.9**	**331.9**	**52.1**
TAXES	(122.4)	(100.0)	22.4
RESULT AFTER TAX	**382.5**	**231.9**	**64.9**
RESULT AFTER TAX FROM DISCONTINUED OPERATIONS	1.3	0.0	—
RESULT FOR THE YEAR	**383.8**	**231.9**	**65.5**
RESULT ATTRIBUTABLE TO MINORITY INTERESTS	(97.5)	(62.2)	56.8
RESULT ATTRIBUTABLE TO MAPFRE S.A.	**286.3**	**169.7**	**68.7**

2. Results breakdown by Business Unit

RESULTS BEFORE TAXES AND MINORITY INTERESTS	Million €		% Var.
	3M 2008	3M 2007	08 / 07
FAMILY DIVISION	188.3	166.3	13.2
MAPFRE VIDA	96.3	52.4	83.8
MAPFRE EMPRESAS	51.6	47.1	9.6
TOTAL DOMESTIC BUSINESS	**336.2**	**265.8**	**26.4**
INT'L. DIRECT INSURANCE DIVISION	59.6	33.7	76.7
MAPFRE RE	35.8	33.3	7.5
MAPFRE ASISTENCIA	4.1	2.6	57.7
TOTAL INTERNATIONAL BUSINESS	**99.4**	**69.6**	**42.8**

Madrid, 25th April 2008.

For further information, please contact MAPFRE, Corporate Department of Communications and Social Responsibility, (phone +34 91 581 8714 or +34 91 58 4653, fax +34 91 581 8382, e-mail joaquinhernandez@mapfre.com; duranc@mapfre.com).

OTHER COMMUNICATIONS

Notice is hereby given that a conference call will be held in English on 25th April 2008 at 12:00 local time (approximately) for investors and analysts, to comment MAPFRE's first quarter 2008 results. Furthermore, a meeting in Spanish will held on 28th April at 09:30 local time (approximately) for investors and analysts.

Any interested party may follow these conference calls using Internet, via the corporate web page (www.mapfre.com)/ Investors/Webcast/First quarter 2008 results/Presentation of Results.

The documentation which will be presented at the meeting will be made public prior to its commencement, via a communication to the CNMV and will be included in the aforementioned web page.

Madrid, 24th April 2008

COMISION NACIONAL DE MERCADO DE VALORES. Pº DE LA CASTELLANA, 19. MADRID

RELEVANT FACT

With respect to the acquisition by MAPFRE of 100% of the outstanding shares of the North American insurer COMMERCE INSURANCE GROUP, headquartered in Webster (Massachusetts), the subject of the relevant fact filed on 30th October 2007, notice is hereby given that the supervisory insurance body of said State has convened on 1st May 2008 a public hearing, prior to the granting of the necessary administrative authorisation to approve the proposed acquisition.

The purpose of the public hearing is to afford those parties identified in the applicable Law of the State of Massachusetts the opportunity to present evidence and arguments, in connection therewith.

Madrid, 14th April 2008

COMISION NACIONAL DE MERCADO DE VALORES. Pº DE LA CASTELLANA, 19. MADRID

RELEVANT FACT

To all effects and purposes, notice is hereby given to the National Commission for the Securities Markets (CNMV) that, as a complement to the information filed on 1st June 2007, in respect of the Incentives Plan 2007 referenced to the value of shares for MAPFRE Group managers, the company has reached an agreement with BBVA to provide an external coverage of said plan via an equity swap arrangement over ten years in respect of 8,625,733 ordinary shares of MAPFRE S.A. (representative of 0.379% of the issued share capital), which have been purchased by BBVA at an average price of €3.2397 per share. As a result, point 4 of said Plan must be considered as accomplished in the terms expressed thereof.

The voting rights of the shares purchased will correspond to BBVA. This coverage operation neutralises the cost the Company might incur in connection with the Incentives Plan awarded to its managers, as a result of the increase in the value of its shares. It is estimated that the financial cost could also be neutralised, or even generate a positive return for the Company, within the period of exercise of the rights.

Madrid, 14th April 2008

COMISION NACIONAL DE MERCADO DE VALORES. Pº DE LA CASTELLANA, 19. MADRID

PRESS RELEASE

MAPFRE

MAPFRE ESTABLISHES A REINSURANCE SUBSIDIARY IN BRAZIL

MAPFRE RE will establish a subsidiary in Brazil, following the meeting held today with the insurance regulator of the country (SUSEP). This decision confirms MAPFRE RE's commitment to Latin America and is consistent with the increasing importance of the Brazilian insurance market and the recent opening of the country's reinsurance market to local and foreign entities.

The new company, which will be a 100% owned subsidiary of MAPFRE RE, will have an initial capital of 70 million Brazilian Reais (€25.3 milion) and will operate under the name MAPFRE RE DO BRASIL Companhia de Resseguros. MAPFRE RE will also offer 100% reinsurance support. The current General Manager of MAPFRE RE in Chile, Bosco Francoy, will be responsible for the management of the new company.

Together with the decision to establish a local subsidiary, MAPFRE RE will register as *ressegurador eventual,* an alternative offered by the regulation that determines the conditions for the opening of the reinsurance market and which permits operations with MAPFRE RE's capacity. Both decisions are subject to the relevant authorisations from the Brazilian regulator.

MAPFRE RE, with direct presence in 16 countries, has offices in Argentina, Colombia, Chile, Mexico and Venezuela, from where it gives service to all its Latin American businesses. In 2008, it is expected that business from this region will represent 27% of the entity's accepted premiums, excluding the new Brazilian business. The figure represents a significant percentage within the worldwide reinsurance sector, and is based upon, among other factors, the special link MAPFRE RE has with these countries.

MAPFRE RE achieved in 2007 a volume of gross accepted premiums of €1,601.2 million, an increase of 11.2% over the previous year, which allowed the company to consolidate its position in the sector. The rating agencies S&P and AM Best have assigned MAPFRE RE financial strength ratings of AA/stable outlook and A+/stable outlook, respectively, which rank among the highest in the worldwide insurance market.

3rd April 2008, Madrid

For further information, please contact MAPFRE, Corporate Department of Communications and Social Responsibility, (phone +34 91 581 81 96, fax +34 91 581 83 82, e-mail susanadiaz@mapfre.com)

PRESS RELEASE


MAPFRE

MAPFRE APPROVES ITS 2007 ACCOUNTS WITH A RECORD PROFIT

Dividend per share increases 44%

In 2008, the Group anticipates revenues from operations In excess of €17,500 million

MAPFRE's Annual General Meeting of Shareholders approved today, among other agreements, the Group's results and the dividends to be paid out of the year 2007 results, the reorganisation of the strategic alliance with CAJA MADRID and the renewal of its Board of Directors. MAPFRE closed the first year under its new corporate structure reaching the largest attributable profit of its history (€731 million, an increase of nearly 20%) and revenues from operations exceeding €15,200 million (12% higher). These figures confirm MAPFRE's leadership in Spanish insurance, with a significant increase in its market shares, and the growing importance of the international business, in which the insurer is consolidating its position as the leading Non-life player in Latin America.

The General Meeting approved the announced reorganisation of the alliance with CAJA MADRID, and, as a consequence, the appointment of Miguel Blesa de la Parra and José Antonio Moral Santín, Chairman and Vice Chairman of the savings bank, respectively, as members of the Board of MAPFRE S.A.

The General Meeting also approved the appointment as members of the Board of Directors of Ignacio Baeza Gómez, Chairman of MAPFRE VIDA, and Esteban Tejera Montalvo, General Manager of MAPFRE S.A., and has re-elected Luis Iturbe Sanz de Madrid as an independent member.

The profit distribution that was approved includes a final dividend of €0.07 per share, which will be paid from June 4th onwards. Including it, the total dividend paid out of the results for 2007 will be €0.13 per share, equivalent to a 44% increase over the previous year.



The Chairman of MAPFRE, José Manuel Martínez, noted that the Group's outlook for 2008 is optimistic, regardless of the economic environment, because in similar previous situations, MAPFRE "not only reached its objectives but also strengthened its position. We are well prepared to confront this situation, thanks mainly to the quality of our human resources, the efficiency of our corporate structures and our prudent investment policy".

In this regard, the Chairman announced that both the revenues and profits budgeted for 2008 are higher than those for the previous year, and that the figures for January and February 2008 lead to anticipate that the Group will reach revenues from operations exceeding €17,500 million.

The Chairman of MAPFRE underscored that "2008 –the year in which the Group celebrates its 75th Anniversary– will again be an important year for MAPFRE. In addition to undertaking with ambition and enthusiasm our ongoing organic growth objective and seeking the gradual consolidation of the projects started last year, we will also start a number of new projects (reorganisation of the alliance with CAJA MADRID, creation of MAPFRE FAMILIAR and closing of the COMMERCE acquisition)" and concluded thanking all the people and institutions that, since 1933, have made possible with all their confidence, commitment and efforts the development of MAPFRE into the great Group it is today.

March 8th 2008, Madrid

For further information, please contact MAPFRE, Corporate Department of Communications and Social Responsibility, (phone +34 91 581 81 96 or +34 91 587 46 53, fax +34 91 581 83 82, e-mail susanadiaz@mapfre.com; joaquinhernandez@mapfre.com).

Notice is hereby given to the CNMV that the General Shareholders' Meeting of MAPFRE S.A. held on 8th March 2008 on first call, has resolved to:

- Approve the individual and consolidated Annual Accounts for financial year 2007.

- Approve the Board of Directors' management during financial year 2007.

- Re-elect, for a new four-year period, the director Mr. Luis Iturbe Sanz de Madrid.

- Appoint Mr. Esteban Tejera Montalvo as a director, for a four-year period, as a replacement for Mr. Domingo Sugranyes Bickel

- Appoint Mr. Ignacio Baeza Gómez as a director, for a four-year period, as a replacement for Mr. Agustín Rodríguez García.

- Appoint Mr. Miguel Blesa de la Parra as a director, for a four-year period.

- Appoint Mr. José Antonio Moral Santín as a director, for a four-year period.

- Amend articles 2, 6, 9, and 16 of the Regulations of the Company's General Shareholders Meeting.

- Approve the merger between MAPFRE, S.A. and MAPFRE-CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS, S.A., by way of the take over of the latter by the former, in accordance with the terms laid down in the Merger Project drawn up on 25 January 2008 by the Board of Directors.

- Approve the annual balance sheet closed as at 31 December 2007 as balance sheet for the merger.

- Increase the share capital of the company, as a result of the merger by way of take over of MAPFRE-CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS, S.A., in the amount of FORTY MILLION, ONE HUNDRED AND FIFTY-TWO THOUSAND, SEVEN HUNDRED AND SEVENTY-NINE EUROS, THIRTY CENTS (40,152,779.30 euros), by way of the issue and distribution of 401,527,793 ordinary shares with a par value of TEN EURO CENTS (0.10 euros) each one, of the same class and series as before, numbered consecutively from 2,275,324,164 to 2,676,851,956, each inclusive.

- Amend, as a result, Article 5 of the Corporate By-laws.

- Configure the transaction for the merger by way of take over of MAPFRE-CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS, S.A., in such a way as to be subject to the special tax regime provided for at Chapter VIII of Title VII of Royal Legislative Decree 4/2004 of 5 March, approving the Restated Version of the Corporation Tax Act.

- Request from the Madrid and Barcelona Securities Markets, and to the Automated Securities Trading System, the listing of the 401,527,793 new shares to be issued with a par value of ten euro cents each, and to likewise apply to the *Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. Unipersonal* (IBERCLEAR) that it may likewise proceed at the appropriate time to record the new shares at the Electronic Share Register, and the Board of Directors is hereby conferred powers as broad as may be required by law in order to execute this resolution, including deciding on what date it is to be put into effect.

- Approve the distribution of earnings proposed by the Board of Directors, and therefore distribute a total dividend of 0.13 euros gross per share to shares numbers 1 to 2,275,324,163, each inclusive, and of 0.07 euros gross per share to shares numbers 2,275,324,164 to 2,676,851,956, each inclusive. Part of this dividend, in the sum of 0.06 euros gross per share, was anticipated to shares numbers 1 to 2,275,324,163 by way of a resolution of the Board of Directors approved on 5 October 2007, and the rest, up to the total agreed, i.e. 0.07 euros gross per share to all shares, numbers 1 to 2,676,851,956, each inclusive, shall be paid as from 4 June 2008.

- Authorize the Board of Directors so that it may, in accordance with the provisions of Article 153 of the Restated Version of the Companies Act, during the five years following the date of this resolution, increase the share capital one or more times up to a maximum of 113,766,208.15 euros, equivalent to 50% of the share capital.

  Likewise, the Board of Directors is hereby authorized to delegate the powers conferred by way of this resolution in favour of the Delegated Committee, pursuant to Article 141, number 1, second paragraph, of the Restated Version of the Companies Act.

- Apply for permission for the shares issued by the company as a result of the capital increases carried out by the Board of Directors in exercise of the authorization set forth in the above resolution to be listed on the Stock Exchange, for the purposes of the provisions of Article 27 b) of the Stock Exchange Regulations, in accordance with the wording thereof contained at Royal Decree 1,536/81, and in the same terms and conditions as are set forth there. It is expressly resolved that in the event that a request for exclusion from listing should be made at a later date, this shall be approved

with the same formalities, and in such event the interests of those shareholders who oppose the resolution or who do not vote shall be safeguarded. The resolution for official admission to listing entails acceptance of the rules that exist or may be introduced with regard to the Securities Market and Stock Exchange, and in particular with regard to trading, participation in, and exclusion from official listing.

- Confer on the Board of Directors such powers as may be necessary in order to issue bonds, debenture bonds, or any other fixed-income securities (hereinafter, the securities) in accordance with the following terms:

  - The securities may consist in simple bonds or debenture bonds, which may be convertible into newly-issued shares, or exchanged for shares in the Company already in circulation, as well as convertible into warrants or other instruments which, directly or indirectly, may give a right to the subscription or acquisition of Company shares, which shares may be either newly-issued or in circulation.

  - The Board of Directors shall have the broadest powers in order to proceed to the issue of the securities and to set the characteristics and conditions for each issue, in particular, for the purpose of example and not limitation, the following:

    - to determine the par value, type of issue, premiums and exercise price, issue currency, form of representation, interest rate and amortization;

    - to establish anti-dilution clauses, subordination clauses; to grant guaranties of an *in rem* or personal nature, for compliance with the duties arising as a result of the issue; to contract with third parties for the issue of guaranties;

    - to set, where appropriate, the internal rules for the syndication of debenture holders and to appoint the coordinator; to establish, in the event the issue is convertible and exchangeable, that the issuer reserves the right to opt at any time between the conversion or exchange of the securities being performed by way of the delivery of newly-issued shares, of shares in circulation, or of a combination of both.

    - to request that the securities are admitted for trading on all kinds of markets, whether organized or not, whether national or foreign; to provide for the exclusion, either in whole or in part, of the right to first refusal pertaining to shareholders and the holders of convertible debentures, warrants, and any other securities of a similar nature, where this should be justified in the interests of the Company.

    - to increase the share capital in the amount necessary in order to meet the requests for conversion and/or exercise of the right to subscribe the shares to the extent that the value of these increases together with that of the others agreed pursuant to the authorization conferred by the General Meeting of the Company does not exceed one half of the figure for the share capital; to amend the article of the corporate by-laws with regard to the value of the share capital.

  - In the event of the issue of debentures or bonds which are convertible or may be exchanged, the following criteria shall be applicable with regard to the determination of the rules and formats of the conversion or exchange: the conversion or exchange ratio shall be fixed, the fixed-income securities shall be valued for their par value, and the shares shall be valued for the fixed rate as determined by the Board of Directors, or for a rate that may be determined in accordance with the value of the Company's shares as listed on the Stock Exchange on the date/s or over the period/s taken as a reference and laid down in the same Board resolution; in any event, the price of the shares may not be lower than the highest out of (i) the arithmetic mean of the closing prices of the Company's shares on the Automated Securities Trading System during the period to be determined by the Board of Directors, which shall not be more than three months or less than fifteen days, prior to the date on which the Board of Directors meeting approving the issue of the securities is held, and (ii) the closing price of the shares on the same Automated Securities Trading System on the day before the meeting of the Board of Directors at which, in exercise of this delegation of powers, the issue of the securities is approved.

    Within the limits laid down in the above paragraph, the Board of Directors shall have the broadest powers in order to develop and determine the rules and formats for the conversion and exchange.

  - The issue may be performed in one or more goes, at any time, within the maximum time limit of five years as from the date on which this resolution is approved.

  - The maximum total value of the issues allowed pursuant to this delegation of powers shall be of THREE THOUSAND MILLION euros or the equivalent thereof in another currency.

- Counter-sign the Report on the remuneration policy for directors which is submitted before the General Meeting for consultative purposes.

- Set the fixed allowance in favour of the non-executive directors for membership of the Board of Directors at the sum of 42,200 euros gross, with effect as from 1 January 2008. The said amount shall be applicable throughout 2008, and shall be updated for successive years in the same

percentage as is laid down for the general wage settlement for the company's staff. The allowance shall be increased by 50% in the case of those persons holding the chairmanship or vice-chairmanship of the Board of Directors or the chairmanship of a Delegated Committee (non-executive), and there shall be no cumulative increases where one person holds more than one of the said positions.

The remuneration of the members of the Delegated Committees shall consist in an allowance for attendance at the meetings, which for 2008 shall be set at the sum of 4,220 euros gross, in the case of the Delegated Committee, and at the sum of 3,693 euros gross for all other Committees, and these sums shall be updated in accordance with the same terms as are set forth in the above paragraph. Where joint meetings are held of two or more bodies, only one allowance shall be payable.

- Extend the appointment of the firm Ernst & Young, S.L. as the Company's Accounts Auditors

Madrid, 10th march 2008

RELEVANT FACT

Audit Committee

In compliance with the current legislation, notice is hereby given that the current composition of the Audit Committee is as follows :

Position	Name	Type of Member[1]
Chairman	Mr. Luis Iturbe Sanz de Madrid	Independent
Deputy Chairman	Vacant	
Members	Mr. Rafael Beca Borrego	Independent
	Mr. Sebastián Homet Duprá	External, in representation of controlling shareholder
	Mr. Manuel Lagares Calvo	Independent
	Mr. Antonio Miguel-Romero de Olano	External, in representation of controlling shareholder
Member-Secretary	Mr. José Manuel González Porro	Executive
Deputy Secretary	Mr.Ángel Luis Dávila Bermejo	---

[1] As defined by the Unified Code of Good Governance

Madrid, 22th February 2008

COMISION NACIONAL DE MERCADO DE VALORES,
PASEO DE LA CASTELLANA Nº.19, MADRID

RELEVANT FACT

Complementary to the Relevant Fact published on 7th February 2008, relating to the proposals which the MAPFRE Board of Directors have agreed to submit to the General Shareholders' Meeting, to be held on 8th March, notice is hereby given that, in compliance with Article 116 bis of the Securities Markets Law, the following information has been incorporated to the MAPFRE S.A. Management Report :

a) The share capital is represented by 2,275,324,163 fully subscribed and paid-in shares of a single class, each with a par value of 0.10 euros. All the shares confer the same voting and economic rights and are listed on the Madrid and Barcelona stock exchanges on the electronic market.

b) There are no share transfer restrictions.

c) CARTERA MAPFRE, S.L. directly owns 74.18% of the share capital as at 31st December 2007. FUNDACIÓN MAPFRE directly owns 0.41% of the share capital and indirectly owns 74.20% as the sole shareholder of CARTERA MAPFRE, S.L. and of INSTITUTO TECNOLÓGICO DE SEGURIDAD MAPFRE, S.A, which in turn owns 0.02% of the share capital of MAPFRE S.A. Therefore the direct and indirect shareholding of FUNDACIÓN MAPFRE amounts to 74.61%.

d) There are no restrictions on voting rights.

e) On 5th February 2008, CARTERA MAPFRE and CAJA MADRID signed a shareholders' agreement which will be deposited at the Company Registrar and will be made public pursuant to current regulations.

f) The rules applicable to the appointment and replacement of the Board members, in addition to the general rules stipulated in current regulations, are set forth in articles 14 and 16 of the Corporate Bylaws, in chapters II and III of the Code of Good Governance of MAPFRE and in articles 10 and 11 of the Regulations of the Board of Directors (Regarding the rules applicable to the appointment and replacement of the Board members, please refer to sections B.1.19 and B.1.20 of the MAPFRE Annual Corporate Governance Report).

Regarding the amendment of the Corporate Bylaws, in addition to the rules in force in general, it must be stated that, pursuant to the provisions of article 25 of the Corporate Bylaws, the statutory provisions set forth under Title IV "Protection of the General Interest of the Company" (articles 25 to 30) may only be amended by a resolution of an Extraordinary General Meeting called for this purpose, approved with the votes in favour of more than fifty per cent of the share capital.

g) The company's executive directors have been granted general powers of attorney in accordance with their managerial duties, these powers having been previously listed in the "List of Powers for General Powers of Attorney" approved by the Board of Directors and fully registered at the Madrid Company Registrar, where full details of each of the representatives and their specific powers are also listed.

   The individual members of the Board of Directors are not empowered to issue or buy back the company's shares.

h) No formalized agreements exist that will enter into force, be modified or conclude in the event of a change of control of the company as a result of a takeover bid.

i) No agreements exist between the company and its Board members, management officials or employees that stipulate indemnities when the latter resign or if the employment relationship comes to an end as a result of a takeover bid. Compensation for unjustified dismissal is established by referral to article 56, 1, a) of the Workers' Statute.

Madrid, 11th February 2008

COMISION NACIONAL DE MERCADO DE VALORES,
PASEO DE LA CASTELLANA Nº.19, MADRID

<u>RELEVANT FACT</u>

Pursuant to Article 82 of the Securities Market Law, notice is hereby given that the Board of Directors of MAPFRE, in its meeting held the 6th February 2008, has resolved to propose to the Annual General Meeting of Shareholders which is expected to be held next 8th March the payment of a final dividend of €0.07 gross per share, in addition to the €0.06 gross already paid as an interim dividend.

The Board of Directors has likewise resolved to submit for the approval of the General Meeting the following proposed resolutions:

- Approval of the individual and consolidated Annual Accounts for financial year 2007.
- Approval of the Board of Directors' management during financial year 2007.
- To renew the appointment of the members of the Board of Directors for a further period of four years.
- To amend Article 2, 6, 9 and 16 of the Regulations of the General Meeting of Shareholders.
- Merger agreement between MAPFRE, S.A. (surviving company) and MAPFRE-CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS, S.A. (target company) in the terms provided for in the project deposited at the Company Registrar. Approval of the merger balance sheet as at 31 December 2007 and additional agreements.

- To authorise the Board of Directors to increase the share capital of the Company in accordance with the provisions of article 153 of the Companies Act.
- To authorise the Board of Directors to issue convertible or not convertible bonds, debenture bonds or any other equivalent fixed-income securities.
- Report on the remuneration policy for Directors.
- To update the remuneration of the members of the Board of Directors.
- To renew the appointment of the Auditors.

All information concerning the holding of the Annual General Meeting of Shareholders is accessible on the webpage www.mapfre.com.


END